UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Mavenir Systems, Inc.

(Name of Subject Company)

Mavenir Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

577675 101

(CUSIP Number of Class of Securities)

Terry Hungle

Chief Financial Officer

Mavenir Systems, Inc.

1700 International Parkway, Suite 200

Richardson, TX 75081

(469) 916-4393

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

With copies to:

Alan Bickerstaff Andrews Kurth LLP 111 Congress, Suite 1700 Austin, TX 78701 (512) 320-9200	William H. Aaronson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I — Opinion of Morgan Stanley & Co. LLC

Annex II — Section 262 of the Delaware General Corporation Law

i

Item 1. Subject Company Information.

(a) Name and address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Mavenir Systems, Inc., a Delaware corporation (the “Company,” “Mavenir” or “we”). The address of the principal executive offices of the Company is 1700 International Parkway, Suite 200, Richardson, TX 75081 and its telephone number is (469) 916-4393.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of Mavenir (“Mavenir common stock”, shares thereof the “Shares” or “Mavenir Shares” and each, a “Share” or a “Mavenir Share”). As of the close of business on March 20, 2015, there were 300,000,000 Shares authorized, of which 29,079,214 Shares were issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and address. The name, business address and business telephone number of Mavenir Systems, Inc., which is the subject company filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.

(b) Exchange Offer.

This Schedule 14D-9 relates to the exchange offer pursuant to the offer to exchange dated April 1, 2015 (the “Offer to Exchange”) and the related letter of election and transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”) by Roadster Subsidiary Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Mitel Networks Corporation, a Canadian corporation ( “Mitel”), to acquire all of the outstanding Shares in exchange for, at the election of each holder of Shares and with respect to each Share, either:

•	an amount of cash (the “Cash Consideration”) equal to (a) $11.08 plus (b) the value of 0.675 times the average of the volume-weighted average price (the “Mitel Average Closing Price”) on the Nasdaq Global Market (“NASDAQ”) of a Mitel common share, without par value (each, a “Mitel Common Share”), on each of the 10 consecutive trading days ending with the complete trading day prior to the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”); or

•	a number of Mitel Common Shares (the “Share Consideration” and, together with the Cash Consideration, the “Offer Price”) equal in value to the Cash Consideration (based on the Mitel Average Closing Price);

in each case, without interest and less any applicable withholding taxes and subject to the automatic adjustment and proration procedures described below. Each Mavenir stockholder that tenders Shares has the right to make an election to receive the Cash Consideration (a “Cash Election”) or the Share Consideration (a “Share Election”) in respect of each Share held by such stockholder, subject to the automatic adjustment and proration procedures set forth in the merger agreement (as defined below) to ensure that (i) the aggregate number of Mitel Common Shares issued by Mitel in the Offer and the Merger (as defined below) does not exceed the lesser of (A) 0.675 multiplied by the aggregate number of Mavenir Shares outstanding immediately prior to the Acceptance Time (other than Mavenir Shares held by Mitel, Mavenir or any of their respective subsidiaries or Mavenir Shares as to which appraisal rights have been perfected in accordance with the Delaware General Corporation Law (the “DGCL”)) and (B) 24.9% of the number of Mitel Common Shares outstanding as of the Acceptance Time minus the number of Mitel Common Shares underlying options to purchase Mitel Common Shares to be issued pursuant to the merger agreement in exchange for certain options to purchase Mavenir Shares outstanding immediately prior to the effective time of the Merger (as defined below) (the “Shares Available”) and (ii) the aggregate amount of cash paid by Mitel in the Offer and the Merger does not exceed (x) the Cash Consideration multiplied by the number of Mavenir Shares outstanding immediately prior to the Acceptance Time (other than Mavenir Shares held by Mitel, Mavenir or any of their respective subsidiaries or Mavenir Shares as to which appraisal rights have been perfected in accordance with the DGCL) minus (y) the Mitel Average Closing Price multiplied by the number of Shares Available (the “Cash Available”).

Holders of Shares who do not make an election with respect to any Shares will receive, in respect of such Shares (the “No Election Shares”), (i) the Share Consideration, if the number of Cash Elections would require cash payments in excess of the Cash Available, (ii) the Cash Consideration, if the number of Share Elections would require issuing a number of Mitel Common Shares in excess of the Shares Available and (iii) a mix of cash and Mitel Common Shares (based on the remaining Cash Available and Shares Available after giving effect to the Cash Elections and the Share Elections), if neither the number of Cash Elections nor the number of Share Elections would require cash payments or issuing a number of Mitel Common Shares in excess of the Cash Available or the Shares Available, respectively. No fractional Mitel Common Shares will be issued in connection with the Offer or the Merger, and Mavenir stockholders will receive cash in lieu of any fractional Mitel Common Shares that would otherwise be payable.

The Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2015 by Purchaser and Mitel (as amended or supplemented from time to time, the “Form S-4”).

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 28, 2015, among Mavenir, Mitel and Purchaser (as it may be amended in accordance with its terms, the “merger agreement”). A copy of the merger agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The merger agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the merger agreement, as soon as practicable after the consummation of the Offer, and in accordance with the DGCL, Purchaser will be merged with and into Mavenir (the “Merger” and, together with the Offer, the “Transactions”), with Mavenir continuing as the surviving corporation and an indirect wholly owned subsidiary of Mitel (the “Surviving Corporation”). At the effective time of the Merger, each outstanding Share (except for Shares owned directly or indirectly by Mitel or Mavenir or their respective subsidiaries (including Purchaser) and Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be cancelled and converted into the right to receive the Offer Price on the same basis as No Election Shares, without interest and less any applicable withholding taxes. The Offer and the Merger are subject to the satisfaction or waiver of certain conditions described in “The Offer — Conditions to the Offer” and “The Merger Agreement — Conditions to the Merger” in the Offer to Exchange.

The Form S-4 states that the principal executive offices of Purchaser and Mitel are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7, and their telephone number at that location is (613) 592-2122.

Mavenir has made certain information relating to the Offer available online at mavenir.com, and the Company has filed this Schedule 14D-9 and Mitel and Purchaser have filed a Tender Offer Statement on Schedule TO with the SEC at the website maintained by the SEC at www.sec.gov. Information contained on, or accessible through, our website is not a part of this Schedule 14D-9, and the inclusion of our website address in this Schedule 14D-9 is an inactive textual reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Mavenir or its affiliates, on the one hand, and, on the other hand, (i) Mavenir’s executive officers, directors or affiliates or (ii) Mitel, Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Board of Directors of Mavenir (the “Board,” the “Mavenir Board” or “Mavenir’s Board”) to tender Shares in the Offer, stockholders should be aware that Mavenir’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. In particular, (i) all unvested options held by non-employee members of the Mavenir Board will accelerate in full upon the consummation of the Offer, and (ii) Mavenir’s executive officers are entitled to certain benefits if they are involuntarily terminated without cause or resign for good reason within certain periods following the consummation of the Offer. Additional information regarding these matters is set forth in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

The Mavenir Board was aware of these agreements and arrangements during its deliberations of the merits of the merger agreement and in determining the recommendation set forth in this Schedule 14D-9.

Current Executive Officers and Directors

Mavenir’s executive officers and directors as of the date hereof are:

Name	Position
Executive Officers
Pardeep Kohli	President, Chief Executive Officer and Director
Terry Hungle	Chief Financial Officer
Bahram Jalalizadeh	Executive Vice President of Global Sales and Business Development
Terence McCabe	Chief Technology Officer
Ashok Kumar Khuntia	Executive Vice President, Engineering and New Product Introduction

Non-Employee Directors
Benjamin L. Scott	Chairman of the Board of Directors
Ammar H. Hanafi	Director
Jeffrey P. McCarthy	Director
Vivek Mehra	Director
Hubert de Pesquidoux	Director
Venu Shamapant	Director

Employment Agreements with Executive Officers

We are party to employment agreements with each of our executive officers. The original versions of these agreements were generally entered into upon the commencement of the respective executive officer’s employment and have been subsequently amended and restated. Each employment agreement provides for “at will” employment of the respective executive officer, which means that the employment relationship can be ended by the executive officer or by us at any time, subject to the executive’s potential right to certain severance benefits as described below under “— Potential Benefits upon Termination or a Change in Control.”

Each employment agreement provides for an annual salary and fiscal 2015 target bonus awards, subject to adjustment by the Board or an authorized committee of the Board. The following table sets forth each executive officer’s currently effective salary and target bonus amount as of the date of this Schedule 14D-9.

Executive Officer	Base Salary ($)	2015 Target Bonus (as a Percentage of Salary)
Pardeep Kohli	450,000	85%
Terry Hungle	330,000	50%
Bahram Jalalizadeh	300,000	100%
Terence McCabe	250,000	35%
Ashok Kumar Khuntia	275,000	45%

Each executive officer’s employment agreement entitles him to equity compensation in such forms and amounts as determined by the Board or an authorized committee of the Board, to be covered by our directors’ and officers’ insurance policy and to be reimbursed for reasonable and necessary out-of-pocket business expenses. Messrs. Kohli, Hungle, McCabe and Khuntia are entitled to participate in any executive bonus or performance-based incentive plan to the extent determined by the Board or an authorized committee of the Board. Mr. Jalalizadeh is entitled to participate in our sales commission program.

The executive officer employment agreements also contain the following covenants and provisions:

•	confidentiality: each executive officer is required to hold our confidential information in strictest confidence and not to disclose our confidential information, unless authorized by the Board in writing or pursuant to a written non-disclosure agreement that adequately protects the confidential information, at all times during and after the executive officer’s employment;

•	non-solicitation: each executive officer is prohibited from (i) directly or indirectly soliciting our employees, contractors or consultants, (ii) interfering with our relationships with existing clients or attempting to take away our business with those clients, (iii) interfering or competing with any of our proposal efforts contemplated to be submitted to a client within twelve months of the end of the executive’s employment with us and (iv) using any personal relationships or business contacts used within two years prior to the end of the executive’s employment in a manner competitive with our business, in each case at all times during and for twelve months following the end of employment;

•	non-competition: each executive officer is prohibited from (i) serving as an advisor, agent, consultant, director, employee, officer, partner or otherwise, (ii) having any ownership in (other than passive investments in publicly traded companies) or (iii) participating in the organization, operation or management of any business competitive with us in the state of Texas or anywhere in the world where we have non-trivial operations prior the termination of the executive’s employment, at all times during and for twelve months following the end of employment;

•	excise tax gross-up: each executive officer other than Mr. McCabe is entitled to a full gross-up in the event any severance or other benefit paid under his employment agreement triggers an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”); in Mr. McCabe’s case, no gross-up will be paid but the payments or benefits payable to him would be reduced if, and to the extent, such reduction would result in a higher net after-tax benefit to him than receipt of the full payments and benefits subject to the excise tax imposed by Section 4999 of the Internal Revenue Code; and

•	mandatory arbitration: all disputes arising out of the executive’s service with us are subject to mandatory arbitration, which arbitration is final (except in the case of disputes arising out of the non-competition provisions of the employment agreement).

Each executive officer, like substantially all of our employees, has executed an employee proprietary information agreement as a condition to his employment. Each of our executive officers is also entitled to certain benefits upon termination of employment under certain circumstances, including in connection with a change in control of us. These benefits are described below in “— Potential Benefits upon Termination or a Change in Control.”

The foregoing description of the employment agreements of our executive officers is a summary only and is qualified in its entirety by reference to the employment agreements of our executive officers, which have been filed as exhibits (e)(24) to (e)(28) of this Schedule 14D-9.

Potential Benefits upon Termination or a Change in Control

“Double-Trigger” Severance Benefits

The employment agreements of our executive officers described above under “— Employment Agreements with Executive Officers,” include certain severance benefits payable to the respective executive officer in the event he is involuntarily terminated by us without cause or he resigns his position with us for good reason (“cause” and “good reason” as defined under these employment agreements are described below). These severance benefits are enhanced if such termination or resignation occurs within an applicable period (generally 24 months) following a change in control of Mavenir, including the change in control that will result from the consummation of the Offer.

These severance benefits include accelerated vesting of outstanding equity awards held by such officer, including the options that will be assumed by Mitel as described below in “— Treatment of Stock Options in the Merger,” unless the terms of a particular equity award provide otherwise.

Regardless of whether their employment ends, our executive officers will also be eligible to receive payments under the merger agreement for their vested options (as described under “— Treatment of Stock Options in the Merger — Vested, In-the-Money Options”) and for Shares they hold as stockholders.

The following chart summarizes the severance payable to and equity acceleration for each of our executive officers who is terminated involuntarily without cause or resigns for good reason in connection with and outside of a change in control of Mavenir, taking into account the amendment and restatement of the executive officers’ employment agreements effective February 23, 2015.

Executive Officer	Termination within 24 Months after a Change in Control(1)		Termination Absent a Change in Control
	Severance and Continuation of Health Benefits	Acceleration of Equity Awards	Severance and Continuation of Health Benefits	Acceleration of Equity Awards
Pardeep Kohli	18 months	Full	12 months	12 months
Terry Hungle	12 months	Full	6 months	12 months
Bahram Jalalizadeh	12 months	Full	6 months	12 months
Terence McCabe(1)	12 months	Full	6 months	None
Ashok Kumar Khuntia	12 months	Full	6 months	6 months

(1)	Within 12 months after a change in control in the case of Mr. McCabe.

Additionally, the severance benefits under the employment agreements include full payment of the officer’s target bonus amount under Mavenir’s Executive Bonus Plan or Sales Commission Plan (for Mr. Jalalizadeh), as applicable, for the year in which such termination occurs. This target bonus amount is payable over the applicable severance period or, in the case of Mr. Jalalizadeh, when quarterly payments are made under Mavenir’s Sales Commission Plan. Each executive officer would also be entitled to any payments already due and unpaid under a performance incentive plan.

The employment agreements of Mr. Kohli and Mr. Hungle additionally provide that if Mr. Kohli or Mr. Hungle is terminated without cause or resigns for good reason following a change in control of us, he is entitled to an extension of the exercise period of his options to the date that is one year after his termination or resignation.

Definitions of “Cause,” “Good Reason” and “Change in Control”

The employment agreements of our executive officers define “cause” and “good reason” in substantially the same manner.

“Cause” is generally defined as:

•	the officer’s continued failure to perform his duties;

•	any willful act of personal dishonesty, fraud or misrepresentation taken by the officer which was intended to result in his substantial gain or personal enrichment at our expense;

•	willful violation of a federal or state law or regulation applicable to our business in a manner materially injurious to us;

•	conviction of a felony or a plea of nolo contendere; or

•	willful breach of the terms of the non-competition provisions of his employment agreement or his employee proprietary information agreement with us.

“Good reason” is generally defined as the occurrence of any of the following without the executive’s consent:

•	a material reduction of his salary, overall benefits package, duties or responsibilities except generally for any reduction of responsibilities related to an acquisition of us by a larger entity; or

•	his relocation to a facility or a location more than fifty miles from his then-present location.

“Change in control” is generally defined as a change in ownership or control of us effected through any of the following transactions:

•	a merger, consolidation or other reorganization approved by our stockholders in which a change in ownership or control of us is effected through the acquisition by any person, or group of persons acting together, of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities (as measured in terms of the power to vote with respect to the election of Board members);

•	a sale, transfer or other disposition of all or substantially all of our assets;

•	any transaction or series of related transactions pursuant to which any person or any group of persons acting together acquires, directly or indirectly (whether as a result of a single acquisition or one or more acquisitions within a rolling twelve (12)-month period), beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the such transaction or series of related transactions, whether such transaction involves a direct issuance of securities by us or the acquisition of outstanding securities held by one or more of our existing stockholders; or

•	a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either have been Board members continuously since the beginning of such thirty-six (36)-month period or have been elected or nominated for election as Board members during such period by at least a majority such Board members who were still in office at the time the Board approved such election or nomination.

February 2015 Amendment and Restatement of Employment Agreements with Executive Officers

On February 23, 2015, Mavenir’s Compensation Committee approved the entry into amended and restated executive employment agreements with each executive officer. In addition to documenting these officers’ salaries described above, these amended and restated executive employment agreements amended the executive officers’ prior employment agreements to provide certain benefits following a termination without cause or resignation for good reason. These amended and restated employment agreements (i) generally increased the severance period for each executive officer under his respective prior employment agreement, (ii) provided that each officer will be entitled to the full payment of such officer’s target bonus amount for the year in which the termination occurs if terminated within the applicable “protection period” following a change in control of Mavenir (with such “protection period” being 12 months for Mr. McCabe and 24 months for our other executive officers), (iii) increased the post-termination equity acceleration (A) for Messrs. Kohli and Jalalizadeh, from six months’ to 12 months’ acceleration upon an involuntary termination without cause or for resignation for good reason absent a change in control and (B) for Messrs. McCabe and Khuntia from 12 months’ acceleration to full acceleration upon a “double trigger” termination within the applicable “protection period” following a change in control, and (iv) synchronized the definition of “good reason” among the several agreements, including to provide that a material reduction of an executive’s duties or responsibilities resulting solely from and occurring concurrently with Mavenir being acquired by and made a part of a larger entity shall not constitute “good reason.”

The summary of the executive officers’ employment agreements above includes the effects of these amendments and restatements.

Compensation of Non-Employee Directors

We provide compensation to our non-employee directors for service on our Board. Each non-employee director receives an annual fee of $20,000, and the Chairman of the Board receives an additional annual fee of $20,000. Independent non-employee directors receive an additional $5,000 annually for serving on the audit committee of the Board and an additional $3,000 annually for serving on the compensation committee or the nominating and corporate governance committee of the Board. The chairman of our audit committee receives an additional $12,000 annually, the chairman of our compensation committee receives an additional $10,000 annually and the chairman of our nominating and corporate governance committee receives an additional $7,500 annually.

Our independent non-employee directors also receive equity awards pursuant to an automatic director award program under our 2013 Equity Incentive Plan. Upon the completion of our initial public offering in November 2013, all of our non-employee directors received an option to purchase 35,000 shares of our common stock at an exercise price of $10.00 per share (equal to our IPO price), except for Mr. de Pesquidoux and Mr. Scott, who had received prior option grants. These options provided for vesting as to one-third of the shares subject to such award on the first anniversary of the grant date, and in twenty-four equal monthly installments thereafter. In addition, our non-employee directors receive an annual award of options on the date of each annual meeting. Pursuant to this policy, on June 18, 2014 each of our non-employee directors was granted an option to purchase 17,500 shares of our common stock at an exercise price of $15.55 per share. These annual awards provided for vesting in full on the earlier of (i) the first anniversary of the award grant date or (ii) the day before our next annual meeting of stockholders.

Pursuant to the terms of our 2013 Equity Incentive Plan, these options held by our non-employee directors will accelerate in full upon the consummation of the Offer and, pursuant to the terms of the merger agreement, each director will receive a payment in cash per share equal to the excess of the Offer Price over the per-share exercise price of such options, which amounts are set forth under “— Treatment of Stock Options in the Merger — Vested, In-the-Money Options.”

We do not provide separate compensation for his services as a director to Mr. Kohli, our President and Chief Executive Officer.

Cash and Stock Payable for Shares Held Pursuant to the Offer and the Merger

The executive officers and directors of Mavenir who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, or who hold Shares at the time of the closing of the Merger will receive the same Cash Consideration and Share Consideration subject to the same terms and conditions as the other Mavenir stockholders. The executive officers and directors of Mavenir held, in the aggregate, 235,948 Shares (or approximately 0.8% of all outstanding Shares) as of March 25, 2015, excluding Shares issuable upon exercise of options to purchase Shares (whether or not exercisable within 60 days of March 25, 2015), which are discussed below. If the executive officers and directors were to tender all 235,948 of those Shares pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser, the executive officers and directors would receive an aggregate of $2,614,304 in cash and 159,264 Mitel Common Shares, assuming (i) that the average of the volume-weighted average price on NASDAQ of Mitel Common Shares on each of the 10 consecutive trading days ending with the complete trading day prior to the consummation of the Offer is $10.16, which was the closing price of Mitel Common Shares on NASDAQ on February 27, 2015 (the last trading day prior to the entry into the merger agreement) and (ii) that all such officers and directors receive consideration of $11.08 in cash and 0.675 Mitel Common Shares.

The table below sets forth the number of Shares held by the executive officers and directors of Mavenir as of March 25, 2015, excluding Shares issuable upon exercise of options to purchase Shares (whether or not exercisable within 60 days of March 25, 2015), and the amount of cash and the number of Mitel Common Shares they would receive for those Shares assuming they tender them in the Offer and based on the other assumptions described above.

Name	Number of Shares Owned	Cash Consideration for Shares Owned(1) ($)	Number of Mitel Common Shares Received for Shares Owned(1)
Executive Officers
Pardeep Kohli	100,000	1,108,000	67,500
Terry Hungle	40,000	443,200	27,000
Bahram Jalalizadeh	—	—	—
Terence McCabe	—	—	—
Ashok Kumar Khuntia	41,692	461,947	28,142

Non-Employee Directors
Benjamin L. Scott	28,093	311,270	18,962
Ammar H. Hanafi	10,000	110,800	6,750
Jeffrey P. McCarthy	—	—	—
Vivek Mehra	—	—	—
Hubert de Pesquidoux	—	—	—
Venu Shamapant	16,163	179,086	10,910
All Executive Officers and Directors as a Group (11 persons)	235,948	2,614,304	159,264

(1)	The form of consideration that each holder will receive will be determined by such holder’s election and subject to the proration provisions of the merger agreement.

This table does not reflect acquisitions and dispositions of Shares by executive officers or directors subsequent to March 25, 2015. See “Item 6. Interest in Securities of the Subject Company” for information about acquisitions, dispositions and other transactions in the Mavenir common stock during the last 60 days.

Treatment of Stock Options in the Merger

Vested, In-the-Money Options

The merger agreement provides that, at the effective time of the Merger, each then-outstanding vested option to purchase Shares for which the Cash Consideration exceeds the exercise price per Share underlying such option will be cancelled in exchange for the right to receive an amount in cash from the Surviving Corporation equal to the product obtained by multiplying the total number of Shares underlying such option by the excess of the Cash Consideration over the per share exercise price of such option, without interest and less any applicable withholding taxes.

Pursuant to the terms of Mavenir’s 2013 Equity Incentive Plan, all unvested options held by our non-employee directors will vest in full immediately prior to a change in control of Mavenir. The consummation of the Offer will constitute a change in control for these purposes. Therefore, the table below treats options held by non-employee directors as fully vested.

The table below sets forth the number of vested (including, for our non-employee directors, those that will accelerate) in-the-money Mavenir stock options held by each executive officer and director as of March 25, 2015 and the corresponding payment to which the option holder will be entitled, assuming each such Mavenir option is not exercised prior to the closing of the Merger.

Name	Number of Vested and Accelerated Options	Exercise Price per Share ($)	Cash Consideration Received for Vested or Accelerated Options ($)(1)
Executive Officers(2)
Pardeep Kohli	227,741	0.42	3,990,022
	142,857	0.63	2,472,855
	289,037	2.10	4,578,346
	73,420	10.00	582,955
Terry Hungle	41,952	0.56	729,126
	39,285	0.77	674,523
	67,069	2.10	1,062,373
	16,665	10.00	132,320
Bahram Jalalizadeh	48,360	0.42	847,267
	18,571	0.56	322,764
	50,000	0.63	865,500
	34,991	2.10	554,257
	19,343	7.77	196,718
	8,332	10.00	66,156
Terence McCabe	30,178	2.10	478,020
	5,000	10.00	39,700
Ashok Kumar Khuntia	3,368	5.11	43,211
	10,000	10.00	79,400

Non-Employee Directors(3)
Benjamin L. Scott	335	0.77	5,752
	35,000	10.00	277,900
	17,500	15.55	41,825
Ammar H. Hanafi	35,000	10.00	277,900
	17,500	15.55	41,825
Jeffrey P. McCarthy	35,000	10.00	277,900
	17,500	15.55	41,825
Vivek Mehra	35,000	10.00	277,900
	17,500	15.55	41,825
Hubert de Pesquidoux	33,535	2.10	531,194
	8,488	7.77	86,323
	17,500	15.55	41,825
Venu Shamapant	35,000	10.00	277,900
	17,500	15.55	41,825
All Executive Officers and Directors as a Group (11 persons)	1,448,527		19,979,233

(1)

Reflects the excess of $17.94, the assumed value of the Cash Consideration, based on the $10.16 closing price of a Mitel Common Share on February 27, 2015, the last trading day prior to the entry into the merger agreement, over the per-share exercise price of the option, multiplied by the number of options that are vested or will vest at the consummation of the Offer (assuming the Offer had been consummated on March 25, 2015). The actual value of the Cash Consideration will fluctuate based on changes in the price of Mitel Common Shares and may be higher or lower than the nominal value as of February 27, 2015.
(2)	Our executive officers are not entitled to receive any equity acceleration solely as a result of the change in control resulting from the consummation of the Offer and the Merger. As described in “— Potential Benefits upon Termination or a Change in Control”, such officers would receive full acceleration of all equity awards upon their involuntary termination without cause or resignation for good reason within an applicable period following the change in control. Please see “Item 8. Additional Information — Information Regarding Golden Parachute Compensation” for the required disclosure regarding the amounts payable upon such acceleration, if it were to occur, to our named executive officers as required by Item 402(t) of SEC Regulation S-K.
(3)	As described in “— Compensation of Non-Employee Directors,” options held by our non-employee directors will vest in full upon the change in control resulting from the consummation of the Offer.

Unvested Options and Out-of-the-Money Options

The merger agreement further provides that, at the effective time of the Merger, each then-outstanding option to purchase Shares that is either unvested or for which the exercise price per Share underlying such option exceeds the Cash Consideration will be converted into an option to acquire Mitel Common Shares on substantially equivalent terms. The number of Mitel Common Shares into which such converted option is exercisable is determined by multiplying (1) the number of Shares underlying the original option by (2) the Cash Consideration divided by the Mitel Average Closing Price (the “option exchange ratio”), with any fractional shares rounded down to the next lower whole number of shares. The exercise price per Mitel Common Share subject to any such converted option will be determined by dividing the per share exercise price of the original option by the option exchange ratio, with any fractional cents rounded up to the next whole cent.

The table below sets forth the number of Mavenir stock options held by each executive officer as of March 25, 2015 and the corresponding option to acquire Mitel Common Shares into which such Mavenir option will be converted, assuming each such Mavenir option is not exercised prior to the closing of the Merger. As described above under “— Vested, In-the-Money Options”, options held by non-employee directors will vest automatically upon the consummation of the Offer, and all of such options are reflected in the table above under “— Vested, In-the-Money Options.”

Name	Mavenir Options		Mitel Options(1)
	Number of Unvested or Out-of-the- Money Options	Exercise Price per Share ($)	Number of Options	Exercise Price per Share ($)
Executive Officers
Pardeep Kohli	19,270	2.10	34,025	1.19
	129,437	10.00	228,546	5.67
	125,000	18.09	220,712	10.25
Terry Hungle	4,472	2.10	7,896	1.19
	33,335	10.00	58,859	5.67
	65,000	18.09	114,770	10.25
Bahram Jalalizadeh	8,076	2.10	14,259	1.19
	16,370	7.77	28,904	4.41
	16,668	10.00	29,430	5.67
	65,000	18.09	114,770	10.25
Terence McCabe	2,679	2.10	4,730	1.19
	10,000	10.00	17,657	5.67
	10,000	18.09	17,657	10.25
Ashok Kumar Khuntia	1,489	5.11	2,629	2.90
	20,000	10.00	35,314	5.67
	50,000	18.09	88,285	10.25
All Executive Officers as a Group (5 persons)	576,796		1,018,443

(1)	Assumes that the Mitel Average Closing Price is $10.16, which was the closing price of Mitel Common Shares on NASDAQ on February 27, 2015 (the last trading day prior to the entry into the merger agreement).

Summary of Equity-Related Payments Resulting from the Offer and the Merger

The following table sets forth the approximate amount of the payments that each of Mavenir’s executive officers and directors is entitled to receive in connection with the Offer and the Merger in consideration for their equity securities held as of March 25, 2015, assuming (i) all options (other than unvested options held by non-employee directors) are treated as set forth in the merger agreement, (ii) all unvested options held by non-employee directors are accelerated automatically in connection with the Offer, (iii) all listed Shares and options are outstanding as of the date that the Offer is consummated, (iv) none of the provisions regarding “double trigger” acceleration as described under “— Potential Benefits upon Termination or a Change in Control” above apply and (v) that the Mitel Average Closing Price is $10.16, which was the closing price of Mitel Common Shares on NASDAQ on February 27, 2015 (the last trading day prior to the entry into the merger agreement).

Name	Shares Held Directly	Value of Shares Held ($)(1)	Shares Underlying Vested Options	Cash Payment for Vested Options ($)	Number of Options Shares Accelerating	Cash Payment for Accelerated Options ($)(2)	Total Payments ($)
Executive Officers
Pardeep Kohli	100,000	1,794,000	733,055	11,624,178	—	—	13,418,178
Terry Hungle	40,000	717,600	164,971	2,598,342	—	—	3,315,942
Bahram Jalalizadeh	—	—	179,597	2,852,663	—	—	2,852,663
Terence McCabe	—	—	35,178	517,720	—	—	517,720
Ashok Kumar Khuntia	41,692	747,954	13,368	122,611	—	—	870,566

Non-Employee Directors
Benjamin L. Scott	28,093	503,988	15,890	129,259	36,945	196,218	829,465
Ammar H. Hanafi	10,000	179,400	15,555	123,507	36,945	196,218	499,125
Jeffrey P. McCarthy	—	—	15,555	123,507	36,945	196,218	319,725
Vivek Mehra	—	—	15,555	123,507	36,945	196,218	319,725
Hubert de Pesquidoux	—	—	31,145	467,272	28,378	192,071	659,342
Venu Shamapant	16,163	289,964	15,555	123,507	36,945	196,218	609,689
All Executive Officers and Non-Employee Directors as a Group (11 persons)	235,948	4,232,907	1,235,424	18,806,071	213,103	1,173,162	24,212,141

(1)	Reflects the aggregate value of the cash and Mitel Common Shares that such holder will receive in consideration for their Shares held. The form of such consideration will be determined by such holder’s election and subject to the proration provisions of the merger agreement.
(2)	Options held by Mavenir executive officers will not accelerate solely as result of the consummation of the Offer and the Merger, and instead would accelerate pursuant to the “double trigger” acceleration events described under “— Potential Benefits Upon Termination or a Change in Control.” As described above under “— Vested, In-the-Money Options,” options held by non-employee directors will vest automatically upon the consummation of the Offer.

2013 Employee Stock Purchase Plan

The merger agreement provides that Mavenir will take such actions as may be necessary under its 2013 Employee Stock Purchase Plan (“ESPP”) (pursuant to which participants may purchase Shares at a discount through accumulated payroll deductions) to suspend the ESPP so that no further offering periods will commence after the date of the merger agreement. Each outstanding right under the ESPP will be exercised on the earlier of (i) the regularly-scheduled purchase date for the offering period in effect on the date of the merger agreement and (ii) the business day immediately prior to consummation of the Offer in accordance with the terms of the ESPP.

The ESPP is open to our executive officers on substantially the same basis as to our other employees, subject to the limitations on individual purchases described below. An ESPP participant may contribute any multiple of 1% of his or her cash earnings up to 15% (or such lesser percentage as may be specified by the plan administrator prior to the start date of any offering period) through payroll deductions, and the accumulated deductions will be applied to the purchase of shares of our common stock on each specified purchase date during the offering period. However, a participant may not purchase more than 1,000 shares on any purchase date, and not more than 312,500 shares may be purchased in total by all participants in a particular offering on any one purchase date. The purchase price per share will not be less than 85% of the lower of (i) the fair market value per share on the start date of the offering period in which the participant is enrolled or (ii) the fair market value per share on the applicable purchase date. The next scheduled purchase date is May 20, 2015.

Director and Officer Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Mavenir has included in its amended and restated certificate of incorporation and its amended and restated bylaws provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations.

In addition to the indemnification provided for in Mavenir’s amended and restated certificate of incorporation and amended and restated bylaws, Mavenir has entered into separate indemnification agreements with each of its directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require Mavenir, among other things, to indemnify its directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of Mavenir’s directors or executive officers or any other company or enterprise to which the person provides services at Mavenir’s request.

Mavenir’s and its subsidiaries’ directors, officers, employees and agents are entitled under the merger agreement to continued indemnification (including advancement of attorneys’ fees and expenses) for their acts and omissions occurring prior to the effective time of the Merger. Mitel has agreed that all rights of indemnification (including advancement of attorneys’ fees and expenses) currently existing in favor of any present and former directors, officers, employees and agents of Mavenir or any subsidiary of Mavenir shall survive the Merger and shall remain in full force and effect, and the Surviving Corporation and its subsidiaries shall honor and fulfill in all respects such rights to indemnification. In addition, Mitel and Purchaser have agreed to indemnify, defend and hold harmless, and reimburse the attorneys’ fees and expenses of, each such person in his or her capacity as a director, officer, employee or agent of Mavenir or any of its subsidiaries with respect to all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such person as a director or officer of Mavenir or a subsidiary, to the extent arising out of or pertaining to any and all matters pending, existing or occurring at or prior to the effective time of the Merger, whether asserted or claimed prior to, at or after the effective time of the Merger.

The merger agreement further provides that Mavenir shall purchase, and the Surviving Corporation shall maintain in effect, a six-year pre-paid non-cancellable officers’ and directors’ liability “tail” insurance policy, for a period of not less than six years from and after the effective time of the Merger at a cost for such tail policy not to exceed 250% of the current annual premium for Mavenir’s directors’ and officers’ liability insurance policies.

Section 16 Matters

Pursuant to the merger agreement, the Board has adopted a resolution so that the dispositions of equity securities of Mavenir resulting from the Merger by each officer or director of Mavenir who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction thereunder.

Representation on the Mavenir Board Following the Acceptance of Shares in the Offer

Upon the acceptance for exchange of Shares pursuant to the Offer and from time to time thereafter, Mavenir is required by the merger agreement, upon Mitel’s request, to promptly take all actions required to effect the appointment of Mitel’s directors to the Mavenir Board, so that at least a majority of the directors on the Mavenir Board are Mitel designees. Mitel’s designees will be split among the three classes of Mavenir’s Board so that the classes are as even as possible.

Mavenir is obligated to use reasonable best efforts to maintain at least three directors who are “independent” within the meaning of Rule 10A-3 under the Exchange Act related to independence requirements of audit committee members (“Independent Directors”). Prior to the effective time of the Merger, any amendment or termination of the merger agreement, any extension by Mavenir of the time required for performance of any of Mitel’s or Purchaser’s obligations or any waiver of Mavenir’s rights under the merger agreement will require the concurrence of a majority of the Independent Directors if such action would reasonably be expected to have an adverse effect on holders of Shares other than Mitel and Purchaser.

(b) Arrangements with Mitel and Purchaser.

Merger Agreement

The summary of the merger agreement and the description of the conditions to the Offer in “The Merger Agreement” and “The Offer”, respectively, of the Offer to Exchange that is filed as Exhibit (a)(1)(A) to this Schedule 14D-9 and that is being mailed to stockholders of Mavenir together with this Schedule 14D-9 are incorporated herein by reference. The summary and description are qualified in their entirety by reference to the merger agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The summary and description contained in the Offer to Exchange have been incorporated by reference herein to provide you with information regarding the terms of the merger agreement and are not intended to modify or supplement any factual disclosures about Mitel, Purchaser, Mavenir or their respective affiliates. The representations, warranties and covenants contained in the merger agreement were made only for the purposes of the merger agreement, were made as of specific dates, were made solely for the benefit of the parties to the merger agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the merger agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the merger agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the shareholders of Mitel or Mavenir. In reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or conditions of Mitel, Purchaser, Mavenir or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Mitel, its affiliates and Mavenir publicly file.

Non-Disclosure Agreement

On November 25, 2014, Mavenir and Mitel entered into a Non-Disclosure Agreement (the “Non-Disclosure Agreement”). The summary of the material provisions of the Non-Disclosure Agreement contained in “Other Agreements Related to the Transaction — Non-Disclosure Agreement” of the Offer to Exchange is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

(c) Arrangements among Mitel, Purchaser, and Certain Executive Officers and Directors of the Company.

Tender and Support Agreements

Concurrently with the execution of the merger agreement, certain stockholders of Mavenir with whom certain of Mavenir’s directors are associated entered into tender support agreements with Mitel and Purchaser. Information about these tender support agreements is included under “Item 4. The Solicitation or Recommendation — (c) Intent to Tender” and such information is incorporated herein by reference.

Continuing Employment with Mitel

Continuing Employees Generally. The merger agreement provides that, for a period of at least one year following the closing date of the Merger (the “Closing Date”), Mitel will, or will cause the Surviving Corporation or one of its subsidiaries to, provide all employees of Mavenir and its subsidiaries who continue to be employed by the Surviving Corporation or one of its subsidiaries as of the effective time of the Merger (“Continuing Employees”) with (i) base salary or wages and cash bonus opportunities (excluding equity compensation) that are no less favorable than the base salaries or wages and cash bonus opportunities (excluding equity compensation) provided by Mavenir and its subsidiaries immediately prior to the effective time of the Merger; (ii) pension and welfare benefits that are no less favorable, in the aggregate, than those provided by Mavenir and its subsidiaries immediately prior to the effective time of the Merger; and (iii) severance benefits that are not less favorable than those provided by Mavenir and its subsidiaries immediately prior to the effective time of the Merger.

In addition, the merger agreement provides that Mitel will, or will cause the Surviving Corporation or one of its subsidiaries to, grant all Continuing Employees credit for any service with Mavenir or its subsidiaries earned prior to the Closing Date (i) for eligibility and vesting purposes and (ii) for purposes of vacation accrual and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or that is maintained by Mitel or the Surviving Corporation or any of their subsidiaries on or after the Closing Date, except to the extent that such recognition would result in a duplication of benefits or that such service was not recognized under any similar Mavenir employee benefit plan.

The merger agreement provides that the foregoing provisions do not create enforceable rights on the part of employees.

Executive Officers. As of the date of this Schedule 14D-9, except as disclosed above under “— (a) Arrangements with Current Executive Officers and Directors of the Company,” neither Mitel nor Mavenir have entered into employment agreements with Mavenir’s executive officers in connection with the merger. Prior to the effective time of the Merger, Mitel or its subsidiaries may initiate negotiations of agreements with our executive officers regarding compensation and benefits, and may enter into agreements regarding continued employment, in each case on a prospective basis following the consummation of the Offer and the Merger.

Mitel has proposed to grant Mitel restricted share units to certain of our executive officers following the Merger as an incentive for continued retention of these individuals. The restricted share units that Mitel has proposed to issue to Mavenir’s executive officers and directors following consummation of the Offer and the Merger are set forth in the table below.

Name	Number of Restricted Share Units(1)	Approximate Value ($)(2)
Pardeep Kohli	200,000	2,032,000
Bahram Jalalizadeh	75,000	762,000
Terence McCabe	5,000	50,800
Ashok Kumar Khuntia	75,000	762,000

Total	355,000	3,606,800

(1)	Mitel has proposed these restricted stock units would vest in equal quarterly installments over a term of four years from the date of grant.
(2)	Based on an assumed Mitel Common Share price of $10.16, which was the closing price of Mitel Common Shares on the NASDAQ on February 27, 2015 (the last trading day prior to the entry into the merger agreement).

Item 4. The Solicitation or Recommendation.

(a) Recommendation.

At a telephonic meeting held on February 28, 2015, the Mavenir Board: (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the Offer and the Merger, were fair to and in the best interests of Mavenir’s stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, which approval shall constitute approval under Section 203 of the DGCL as a result of which the merger agreement and the transactions contemplated thereby are not and will not be subject to any restrictions under Section 203 of the DGCL, and (iii) resolved to recommend that Mavenir stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the merger agreement.

Accordingly, and for the other reasons described in more detail below, the Mavenir Board unanimously recommends that Mavenir stockholders accept the Offer and tender their Shares pursuant to the Offer and, to the extent required to consummate the Merger, vote in favor of the adoption of the merger agreement.

(b) Background and Reasons for the Recommendation.

Background of the Offer

Mavenir’s Board and management routinely consider and review Mavenir’s financial condition, operations, results, and growth prospects, and the markets in which it operates, including the periodic review of Mavenir’s long-term strategy. In connection therewith, Mavenir from time to time considers potential strategic alternatives, including potential mergers, acquisitions, and other business combinations, to strengthen its business and maximize stockholder value. Since Mavenir’s formation, it has worked closely with and alongside a number of large communications and network equipment vendors and has had informal discussions with these companies about forging potential strategic relationships in a variety of ways. In some cases, these discussions have resulted in formal product and distribution arrangements, but no specific proposals were made concerning the acquisition of, or business combination with, Mavenir. Mitel was not among the companies with whom Mavenir had discussions prior to the interactions described below.

Following their introduction in July 2014, Mitel’s chief executive officer, Richard D. McBee, and Mavenir’s chief executive officer, Pardeep Kohli, met on August 25, 2014. At this meeting, Mr. McBee and Mr. Kohli discussed, among other things, the business of the two companies, their respective markets and whether it made sense for the two companies to enter into a formal business relationship for the benefit of both companies. On September 8, 2014, Mr. McBee met again with Mr. Kohli and Mavenir’s chief financial officer, Terry Hungle, at Mavenir’s offices to further discuss, among other things, their respective businesses and markets and potential business opportunities of mutual interest. At the next regularly scheduled meeting of Mavenir’s Board on September 10, 2014, Mr. Kohli summarized these discussions for Mavenir’s Board and provided the Board with background information on Mitel. The Board requested that Mavenir management continue to keep the Board informed of any discussions and any business relationships proposed by Mitel.

In October 2014, Mr. Kohli had a conversation with a publicly traded technology company that we refer to as Company A, which was familiar with Mavenir’s business based on previous strategic discussions. Company A did not make any specific proposal at that time nor did it follow up with Mavenir.

During early November 2014, Mavenir management continued to have general discussions with Mitel’s management as well as on occasion Dr. Terence Matthews, Mitel’s founder and chairman of the Mitel board of directors, and Benjamin Ball, a Mitel director and partner at Francisco Partners Management, LLC (“Francisco Partners”), which manages funds that together are a significant Mitel shareholder. During these discussions, Mitel suggested it may be interested in exploring a potential business combination with Mavenir but made no specific proposals and expressed no specific price level at which it would be interested in engaging in a transaction with Mavenir, and Mavenir’s management provided Mitel only with publicly available information to evaluate any such combination. Mavenir management provided an update on these discussions to Mavenir’s Board at a regularly scheduled meeting on November 9, 2014. At this meeting, Mavenir’s Board authorized management to retain Morgan Stanley & Co. LLC (“Morgan Stanley”) as Mavenir’s financial advisor and directed management to negotiate a formal engagement letter. The Board made its decision to engage Morgan Stanley based on Morgan Stanley’s long relationship with and knowledge of Mavenir’s business and industry, including serving as the lead underwriter of Mavenir’s initial public offering in November 2013, and its experience and reputation in advising on technology-sector mergers and acquisitions.

On November 17, 2014, Mr. McBee sent Mr. Kohli a proposed mutual non-disclosure agreement. Mavenir management discussed the terms of this non-disclosure agreement with Mavenir’s counsel Andrews Kurth LLP (“Andrews Kurth”). Over the next week, representatives of Mavenir and Andrews Kurth, and representatives of Mitel and Paul, Weiss, Rifkind, Wharton & Garrison LLP, external legal counsel to Mitel (“Paul, Weiss”), negotiated and finalized the terms of the non-disclosure agreement, which included an 18-month standstill. Mavenir and Mitel executed the non-disclosure agreement on November 25, 2014.

On December 5, 2014, Mr. Kohli, Mr. Hungle and Ian Maclean, Mavenir’s Vice President of Strategy & Marketing travelled to Mitel’s offices, to meet with Mr. McBee and Steven E. Spooner, Mitel’s chief financial officer, and gave a presentation regarding Mavenir’s business. A representative of each of Morgan Stanley and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), financial advisor to Mitel, was also in attendance. At this meeting, Mitel and Mavenir management explored the relative benefits of a combination of Mitel and Mavenir.

At the next regularly scheduled meeting of Mavenir’s Board on December 10, 2014, Mr. Kohli gave a summary of the meeting with Mitel. Morgan Stanley representatives updated Mavenir’s Board on their conversations with Mitel’s financial advisor, BofA Merrill Lynch.

On December 17, 2014, Mr. McBee contacted Mr. Kohli to advise him that Mitel would be submitting a non-binding proposal to acquire Mavenir. On December 18, 2014, Mitel submitted a written non-binding proposal to acquire Mavenir for $16.00 per share of Mavenir common stock, consisting of $9.60 in cash and $6.40 in Mitel Common Shares, and requested that Mavenir enter into an agreement providing for a 60-day exclusive negotiation period. Mitel’s proposal was subject to the approval of both companies’ boards of directors and noted that any transaction would be subject to the completion of satisfactory due diligence and negotiation of a definitive merger agreement and other transaction agreements. Mitel indicated in its proposal that it had sufficient cash and access to financing to be able to complete the proposed transaction, and that a transaction would not be subject to any financing contingency. The $16.00 per share proposal represented a premium of 24.7% to the $12.83 closing price of Mavenir common stock on December 18, 2014.

Mavenir’s Board met telephonically on December 18, 2014 to discuss Mitel’s proposed price and exclusivity request. Representatives from Morgan Stanley and Andrews Kurth and certain Mavenir executives were also present at this meeting. The Board discussed the type and amount of consideration offered, in particular the fact that 40% of the proposed acquisition consideration consisted of Mitel Common Shares, and expressed a preference for obtaining more cash consideration in order to increase certainty of the value of the consideration to be received by Mavenir’s stockholders. The Board discussed options regarding a transaction process, including the merits and risks of conducting a pre-signing market check or negotiating a post-signing “go-shop” period. The Board discussed with Morgan Stanley which companies might have the strategic interest and financial capability to acquire Mavenir. In this regard, the Board also discussed the proposed exclusivity agreement and the impact that such an agreement would have on Mavenir’s potential contacts with other acquirers. After these discussions, Mavenir’s Board determined to have a follow-up meeting to discuss Mitel’s proposal in greater detail and to decide next steps.

On December 30, 2014, Mavenir’s Board met telephonically to discuss Mavenir’s valuation and the potential value of a combination with Mitel in more detail. Andrews Kurth provided the Board an overview of and advice regarding the Board’s fiduciary duties under Delaware law should Mavenir choose to move forward with a transaction and other legal and regulatory matters impacting the transaction process. The Board also discussed the possibility of structuring the transaction as a tax-free reorganization under Section 368 of the Internal Revenue Code, and expressed its view that increasing the cash component of the consideration would be in the best interests of Mavenir’s stockholders. Also at this meeting, representatives of Morgan Stanley summarized the financial terms of the proposed offer and reviewed with the Board its preliminary financial valuation analyses of Mavenir and Mitel. Representatives of Morgan Stanley provided estimated pro forma financial data for the combined company and discussed their views of Mitel’s ability to finance a transaction through access to the capital markets. Representatives of Morgan Stanley then reviewed with the Mavenir Board a preliminary valuation analysis of Mavenir based on various valuation methodologies and using financial projections prepared by the management of Mavenir, including an analysis of the historical trading ranges of Mavenir Shares and Mitel Common Shares, an analysis of equity research analyst share price targets, a public trading valuation analysis using comparable company data and multiples, a discounted equity value analysis and a discounted cash flow analysis. The Board took note of the valuations implied by each of these valuation methodologies and agreed to arrange a follow-up call on January 5 in order to engage in a discussion regarding Mitel’s offer and Mavenir’s business plan. The Board directed Morgan Stanley to inquire as to certain matters concerning Mitel’s largest shareholders and their ability and interest in selling Mitel Common Shares, in order to better understand the potential market dynamics of Mitel’s shares following announcement of a transaction and the impact on Mavenir stockholders, given that a portion of the proposed merger consideration would be in the form of Mitel Common Shares. Also at this meeting, Morgan Stanley advised the Board that it had represented Mitel in Mitel’s 2007 acquisition of Inter-Tel (Delaware), Incorporated and had arranged Mitel’s financing for that acquisition, but that Morgan Stanley had not represented Mitel in any capacity since then.

Additionally at the December 30 meeting, Mavenir’s Board discussed with Morgan Stanley other third parties that might have the strategic interest and financial capability to acquire Mavenir and a strategy for approaching them. The Board focused significant discussion on the risks of approaching other potential buyers, many of whom either purchase Mavenir’s products or compete with Mavenir for sales. The Board expressed concern that conducting a broad, pre-signing market check would pose significant risks to Mavenir due to the risk of competitors learning that Mavenir might be pursuing a sale and using that information to disrupt Mavenir’s efforts to sell its solutions to its customers, as well as the risk that leaks would damage Mavenir’s ability to attract and retain key personnel. The Board and its advisors also discussed whether financial sponsors might have interest in exploring an acquisition of Mavenir and concluded that it was very unlikely that any financial sponsors would have an interest in acquiring Mavenir because of Mavenir’s low cash flow levels and the typical investment rate of return sought by such firms. The Board elected to defer a decision on whether to conduct a pre-signing market check, and if so what form it would take, until its board meeting scheduled for January 7, 2015. After these discussions and following its review of the preliminary financial analyses discussed with Morgan Stanley, Mavenir’s Board concluded that Mitel’s offer was financially unattractive and that it would be beneficial to seek both an increase in the total purchase price and an increase in the portion of the merger consideration that would be paid in cash, but agreed to meet Mr. McBee on January 7, 2015, to better understand the transaction proposal and the rationale for combining the two companies.

On January 5, 2015, Mavenir’s Board met telephonically for further discussion of Mitel’s offer. Mavenir’s chief financial officer Terry Hungle and a representative of Andrews Kurth participated in this call. The Board then discussed the risks of continuing as an independent publicly traded company, as described below in

“— Reasons for the Board’s Recommendation — Business and Financial Condition of the Company; Future Prospects,” which made the execution of Mavenir’s business plan and the achievement of its long-term projected financial results uncertain, particularly in light of the fact that Mavenir did not achieve its cash flow projections in the first three quarters of 2014 and previous years. The Board further discussed that the assumptions upon which Mavenir’s financial projections were based may not prove to be accurate, which could have an adverse effect on Mavenir’s financial results, including cash flows, and could require Mavenir to raise additional capital, particularly in light of the cash Mavenir required to complete the Ulticom acquisition. Board members took note that these risks and the uncertainty in Mavenir’s projected financial results, including cash flows, made the discounted equity value analysis and discounted cash flow analysis valuation methodologies in the Morgan Stanley financial presentation less useful and reliable in valuing Mavenir, and accordingly gave less weight to those valuation methodologies. The Board considered that pursuing a transaction with Mitel at an appropriate price would remove a significant portion of Mavenir’s risk from its stockholders because of the expected cash portion of the consideration. The Board reconfirmed its previous determination that the initial Mitel proposal was financially unattractive and that a higher price and a higher portion of cash in the merger consideration would be in the best interests of Mavenir’s stockholders in order to provide greater value certainty to Mavenir stockholders. The Board discussed in greater detail a potential strategy for conducting a pre-signing market check and the optimal timing of doing so, given the Board’s judgment that the risk of leaks regarding the proposed transaction might jeopardize Mavenir’s sales in the near term given the intense competitiveness of Mavenir’s industry.

On January 7, 2015, Mr. McBee and Mr. Spooner gave a presentation to Mavenir’s Board at Mavenir’s offices in Richardson, Texas. Representatives of Morgan Stanley and BofA Merrill Lynch were also in attendance. The presentation covered, among other things, (1) Mitel’s business, products, markets, growth strategy, customer and partner base and historical and projected financial performance; (2) Mitel’s rationale for the transaction; (3) Mitel’s views on how the public markets would react to a combination of the companies; and (4) Mitel’s rationale for including its common shares as a part of the transaction consideration. Mitel’s rationale for the transaction included the creation of a combined company in adjacent markets, Mitel’s expansion into mobile communications, enhanced size and scale to Mavenir and value created by a combination of growth segments of the two companies. The Board also asked questions, to which Messrs. McBee and Spooner responded, regarding possible reactions of analysts to a combination, the liquidity of Mitel Common Shares, Mitel’s shareholder profile and the commitment of its large shareholders to continuing to maintain their positions in Mitel and options for post-closing liquidity for Mavenir’s stockholders who may choose not to hold Mitel Common Shares.

After Mitel and BofA Merrill Lynch representatives departed the meeting, Mavenir’s Board met with representatives from Morgan Stanley and Andrews Kurth and Mavenir’s chief financial officer to discuss the presentation, how to respond to Mitel’s offer and the merits and considerations of a pre- or post-signing market check. In this regard, the Board discussed with Morgan Stanley possible alternative acquisition partners and the possibility of each candidate presenting a superior offer. The Board weighed the potential benefits of contacting additional potential acquirers against the risks of a transaction leak. The Board concluded that the risks of damaging customer and employee relationships and sales were significant. The Board determined that it would be in the best interests of Mavenir’s stockholders to conduct a pre-signing market check of certain specific potential acquirers that were less likely to damage Mavenir’s sales with existing customers because they do not directly compete with Mavenir for sales. The Board determined not to contact two potential strategic acquirers prior to announcement due to its belief that contacting such companies before announcement of a definitive transaction posed substantial risks to Mavenir’s customer and employee relationships due to Mavenir’s competitive position vis-à-vis these two companies. The Board and management then engaged in a discussion regarding preliminary financial results for 2014. Management noted that Mavenir’s financial results were expected to be below its public guidance on margins and cash flow for the fourth quarter of 2014, primarily due to the fact that two customers had delayed the purchase of high margin software. As a result, Mavenir did not achieve its cash flow projections for the full year 2014. The Board then engaged in a discussion regarding the Ulticom acquisition, its impact on Mavenir’s cash position, the fact that under management’s projections Mavenir would not be cash flow positive until the second half of 2015 and the risks to management’s forecasts.

The Board directed Mr. Kohli to continue discussions with Mitel and directed Morgan Stanley to convey that the Mavenir board of directors had concluded that Mitel’s offer of $16.00 per share of Mavenir common stock was inadequate, and that the board required a higher price of at least $20.00 per share of Mavenir common stock, a larger cash component and a post-signing “go-shop” provision in order to grant Mitel a period of exclusive negotiation. On January 7, 2015, Mavenir common stock closed at $12.82 on the NYSE. Subsequent to the Board meeting, Mr. Kohli and Morgan Stanley delivered the messages as directed by the Mavenir Board.

On January 12, 2015, Mavenir’s Board met telephonically to approve the acquisition of Ulticom and to review materials relating to the announcement of preliminary 2014 financial results and 2015 financial guidance.

On January 13, 2015, Mr. Kohli received a response from a publicly traded technology company that we refer to as Company B and that was familiar with Mavenir’s business based on certain commercial relationships and previous strategic discussions. This response was to a call several days prior from Mr. Kohli. Mr. Kohli asked this representative if Company B would be interested in an acquisition of Mavenir if there was interest in acquiring Mavenir by another company. This representative replied that he did not think there was interest at this time, but that he would discuss internally and reach back out to Mavenir if that changed.

Also on January 13, 2015, representatives of BofA Merrill Lynch telephoned a representative of Morgan Stanley and advised that Mitel was prepared to increase its proposal to acquire Mavenir to $17.00 per share of Mavenir common stock, consisting of $10.60 in cash and $6.40 in Mitel Common Shares, reflecting a $1.00 increase in the cash component of the consideration. The $17.00 per share proposal represented a premium of 23.0% to the $13.82 closing price of Mavenir common stock on January 13, 2015. In connection with the revised proposal, Mitel required (1) a 30-day exclusive negotiation period (a reduction from the 60-day period proposed in the initial December 18, 2014 offer) and (2) lock-up agreements to be signed by the four large venture capital fund stockholders of Mavenir (to be in effect for six months following closing). Mitel also proposed that it would obtain similar lock-ups from its two largest Mitel shareholders but stated it would not agree to a post-signing “go-shop” provision in the definitive merger agreement.

On January 14, 2015, Mavenir’s Board met again telephonically to discuss Mitel’s revised proposal, with the participation of Mavenir’s chief financial officer and representatives of Morgan Stanley and Andrews Kurth. At this meeting the Board discussed again with Morgan Stanley whether and, if so, how to target specific third parties. The Board instructed Morgan Stanley to contact Company A and Company B. The Board and its advisors discussed Mitel’s revised proposal. The Board briefly discussed post-transaction corporate governance of Mitel and whether to ask for post-transaction board seats at the combined company, and considered whether such a request would benefit Mavenir stockholders in their capacity as post-transaction investors in Mitel. After discussion, the Board determined not to request any post-transaction seats on the Mitel board. Following discussion, the Board, while having made no decision whether to sell Mavenir, directed Morgan Stanley to convey to Mitel that the Board had concluded that a price higher than Mitel’s revised proposal of $17.00 per share and a “go-shop” provision would be required in order to grant Mitel a period of exclusive negotiation. On January 14, 2015, Mavenir common stock closed at $13.40 on the NYSE.

On January 16, 2015, Morgan Stanley contacted BofA Merrill Lynch to convey the message that the Board had instructed at its January 14 meeting.

On January 19, 2015, representatives of BofA Merrill Lynch contacted a representative of Morgan Stanley to convey that Mitel was prepared to further increase its proposal to acquire Mavenir to $17.75 per share of Mavenir common stock, with a similar portion of cash and Mitel Common Shares as Mitel’s January 13, 2015 proposal. The $17.75 per share proposal represented a premium of 40.3% to the $12.65 closing price of Mavenir common stock on January 16, 2015 (the last completed trading day). Based on feedback from Mr. Kohli, a representative of Morgan Stanley responded to the representatives of BofA Merrill Lynch that Mitel would need to increase its proposal to at least $18.00 per share of Mavenir common stock.

On January 20, 2015, following discussions with Mr. Kohli, Mr. McBee sent a revised non-binding written proposal to acquire Mavenir for $18.00 per share of Mavenir common stock, consisting of $11.00 in cash and $7.00 in Mitel Common Shares per share of Mavenir common stock. The $18.00 per share proposal represented a premium of 40.2% to the $12.84 closing price of Mavenir common stock on January 20, 2015. The revised proposal provided for no exclusive negotiation period and no “go-shop” provision. Additionally, the proposal (1) provided that the amount of Mitel Common Shares to be paid to Mavenir stockholders would be determined based on a fixed exchange ratio on the date of signing a merger agreement, (2) required August Capital, Alloy Ventures, Austin Ventures and North Bridge Venture Partners, which collectively held approximately 45% of Mavenir’s outstanding common stock, to sign agreements not to dispose of Mitel Common Shares received by them in the transaction for six months following closing of the transaction, and (3) stated that Mitel’s two largest shareholders, funds collectively affiliated with Francisco Partners and entities collectively affiliated with Dr. Matthews, would also sign lock-up agreements not to dispose of Mitel Common Shares held by them for six months following closing of the transaction. Mr. McBee conveyed to Mr. Kohli that this represented Mitel’s best and final offer.

The Mavenir Board convened telephonically on January 21, 2015 to discuss Mitel’s revised offer. Representatives of Morgan Stanley advised Mavenir’s Board on certain matters, including (i) the potential impact of the transaction on Mitel Common Shares and (ii) potential limits on Mitel’s perceived willingness and ability to pay more, including access to the capital markets, Mitel’s publicly-stated target leverage and Mitel’s desire to keep its own share issuance at a level so as not to subject the transaction to Mitel shareholder approval under the rules of the Toronto Stock Exchange, to which Mitel is subject. The Board discussed the possibility of obtaining value protection for the Mitel Common Share component of the consideration, including the potential use of a floating exchange ratio (fixed value) mechanism or a price collar. The Board instructed Morgan Stanley to attempt to negotiate price protection for Mavenir stockholders in the form of a floating exchange ratio, a price collar or other appropriate mechanism. Finally, at this time, Morgan Stanley advised the Board that it had contacted Company A and Company B.

On January 21, 2015, representatives of Morgan Stanley telephoned representatives of BofA Merrill Lynch to communicate that the Board required value protection for the Mitel Common Share component of the consideration in the form of a floating exchange ratio (fixed value) or a 10% collar around the Mitel Common Share price.

On January 23, 2015, a representative of BofA Merrill Lynch contacted a representative of Morgan Stanley and conveyed that Mitel’s board of directors had rejected the concepts of a floating exchange ratio (fixed value) or a collar, and that Mitel had reiterated that its offer of $18.00 per share of Mavenir common stock, constituting $11.00 in cash and $7.00 in Mitel Common Shares per share of Mavenir common stock, was its “best and final” offer. On that same day, Mr. McBee also contacted Mr. Kohli to convey this message directly.

The Board convened telephonically on the evening of January 23, 2015 to discuss Mitel’s response, with representatives of Morgan Stanley, Andrews Kurth and Davis Polk & Wardwell LLP (“Davis Polk”) (who had been engaged by Mavenir to serve as co-counsel for the proposed transaction) present by teleconference. Morgan Stanley reported Mitel’s refusal to agree to a floating exchange ratio (fixed value) or collar and its position that its offer of $18.00 per share, with $11.00 in cash, was its “best and final” offer. As an alternative to a floating exchange ratio (fixed value) or a collar, the Board discussed whether to negotiate a cash/share election, which would allow the potential for Mavenir stockholders to receive their preferred form of consideration subject to proration. The Board then discussed the offer at length, including Mitel’s statement that this was its “best and final” offer. The Board considered that Mitel’s offer represented approximately a 42% premium to that day’s closing price of $12.69, and that it represented a significant premium to the recent trading range of Mavenir common stock. Mr. Kohli advised the Board of his perspective as Mavenir’s CEO, including the risks of continuing as a stand-alone company, the competitiveness of the industry, and the uncertainty of the amount and timing of the stockholder return obtainable as a public company, all of which had been discussed at length by the Board in previous meetings and are described below in “— Reasons for the Board’s Recommendation — Business and Financial Condition of the Company; Future Prospects.” The Board considered that the transaction as proposed would allow stockholders to receive an immediate cash return of nearly the amount of Mavenir’s recent trading price, mitigating a substantial portion of ownership risk, plus additional participation in the potential upside of the combined company. After discussion, the Board decided to reconvene the next day after the members had more time to consider the transaction.

On January 24, 2015, the Board met telephonically, with its chief financial officer and representatives of Morgan Stanley, Andrews Kurth and Davis Polk present by teleconference. The Board instructed Morgan Stanley and management to continue discussions with Company A and Company B and obtain a proposal to acquire Mavenir, if any, prior to the announcement of a definitive agreement, after which time a non-solicitation covenant would limit Mavenir’s ability to be in contact with other potential buyers. The Board also directed Morgan Stanley to contact another large, publicly traded technology company, which we refer to as Company C, to gauge its potential interest in an acquisition of Mavenir. The Board and its advisors also discussed the importance of negotiating terms of the merger agreement that would permit the Board to entertain and accept a potentially superior proposal if one was submitted. After discussion, the Board members expressed their unanimous view that, in light of the attractive consideration offered by Mitel and the potential for superior offers to emerge in the post-signing period, Mavenir should continue to pursue a definitive transaction at $18.00 per share. The Board instructed management to begin negotiating definitive transaction documentation on that basis. The $18.00 per share proposal represented a premium of 41.8% over the $12.69 closing price of Mavenir common stock on January 23, 2015 (the last trading day prior to this meeting).

On January 26, 2015, Mavenir and Mitel executed a non-binding term sheet reflecting Mitel’s proposal of January 20, 2015, except that Mitel had agreed to include a cash/share election feature, subject to proration. Later that day, Mitel provided due diligence request lists to Mavenir, and Mavenir representatives began setting up an electronic data room. On that date, Mavenir common stock closed at $12.56 on the NYSE.

On January 28, 2015, Mitel and its advisors were provided access to Mavenir’s electronic data room for the purpose of conducting due diligence on Mavenir.

On January 28, 2015, at the Board’s request, Morgan Stanley contacted Company C to gauge its interest in a strategic transaction with Mavenir. On January 29, 2015, Mavenir’s management, with the Board’s approval, instructed Morgan Stanley to contact a publicly traded technology company that we refer to as Company D. Also on January 29, 2015, Company A advised Morgan Stanley that it was not interested in pursuing a transaction. Companies C and D did not respond to Morgan Stanley’s attempted contacts.

Between January 28, 2015 and February 2, 2015, Andrews Kurth and Davis Polk corresponded with Paul, Weiss regarding the potential of structuring the transaction as a “two-step” exchange offer followed by a second-step merger, rather than a “one-step” merger involving a Mavenir stockholder meeting. Counsel discussed whether the “two-step” structure would be in the interests of their respective clients and their respective stockholders, by potentially speeding up the time to close, which would reduce business interruption and employee retention risk for Mavenir.

On February 2, 2015, representatives of Mitel’s management and advisors met with Mavenir’s management and advisors at a hotel in Frisco, Texas for a full-day diligence session. Members of Mavenir management gave presentations on different areas of Mavenir’s business and financial matters, including past and projected financial performance, sales, engineering, research and development, intellectual property, human resources and legal matters. Over the next two days, Mitel and Mavenir management held topic-specific meetings to discuss business diligence matters in more detail. Additionally, on February 11 and 12, 2015, Mr. Kohli met with Mr. McBee and other Mitel representatives at Mavenir’s facilities in Bangalore, India for further diligence meetings.

On February 3, 2015, Company B advised Morgan Stanley that it was not interested in pursuing a transaction. On that day, Morgan Stanley was also authorized by Mavenir to reach out to Company E, a publicly traded technology company, and Morgan Stanley did so on that same day.

On February 11, 2015, Mavenir’s Board met telephonically to receive an update on the proposed transaction. Mr. Kohli and Mr. Hungle updated the Board regarding the due diligence progress, including a report on the meetings described in the above paragraph and other diligence communications. At this meeting, counsel briefed Mavenir’s Board on the potential exchange offer transaction structure. The Board considered that a “two-step” exchange offer transaction structure would likely mean a reduced waiting period between signing and closing as compared to a “one-step” merger structure in which Mavenir would convene a stockholders’ meeting to approve the transaction. The Board deliberated and expressed the view that the exchange offer structure would likely be, on the whole, advantageous to Mavenir’s stockholders because a quicker closing would (i) allow Mavenir’s stockholders to receive their consideration more quickly and (ii) mitigate the risk of non-consummation of the transaction as a result of intervening business risk. Additionally, the Board concluded, with input from its advisors, that other potential acquirers that had not been contacted would remain able to submit a superior bid, if any, for Mavenir following an announced transaction with Mitel if they chose to do so. The Board determined that a potentially shortened “window-shop” period for a “two-step” exchange offer transaction as compared to a “one-step” transaction would not impair a competing buyer’s ability or willingness to submit an alternative proposal, in light of the Board’s view of the universe of likely acquirers and such acquirers’ financial resources and access to capital.

Later on February 11, 2015, Paul, Weiss provided a draft merger agreement to Mavenir’s counsel. On February 12, 2015, Paul, Weiss provided a draft tender support agreement for Mavenir’s significant venture fund stockholders. The draft merger agreement included representations, warranties, covenants and conditions generally customary for a transaction of this type. The draft merger agreement reflected the agreed exchange offer structure but included a funding condition with a reverse termination fee payable to Mavenir if the merger was not completed due to unavailability of Mitel’s debt financing. Mitel proposed to set this reverse termination fee at 4.5% of the equity value of the transaction, the same amount as the proposed termination fee if Mavenir were to terminate the agreement for a superior offer or if the Mavenir Board were to change its recommendation. The draft tender support agreement included a six-month post-closing lock-up for the executing stockholders. It did not contain any requirement for the executing stockholders to continue to support Mitel’s offer if the merger agreement were terminated.

Mavenir’s counsel responded with comments to the merger agreement on February 16, 2015, and with stockholders’ comments on the draft tender support agreement on February 18, 2015. Mavenir’s merger agreement draft included, among other things, provisions permitting Mavenir to require Mitel to close the transaction even if financing were unavailable to Mitel. Paul, Weiss provided a further revised draft merger agreement on February 19, 2015, which deleted the funding condition but maintained the reverse termination fee and to which Mavenir’s counsel responded on February 21, 2015. In its response on February 21, 2015, Mavenir agreed to the concept of a reverse termination fee as Mavenir’s exclusive remedy for unavailability of financing conditioned on an increase in the amount of the fee.

On February 17, 2015, Mr. Kohli and Mr. Maclean, Mavenir’s Vice President of Strategy and Marketing, gave a presentation to Mitel’s board of directors with an overview of Mavenir’s business, markets and go-to-market strategy for its solutions.

On February 19, 2015, the Mavenir Board and its legal and financial advisors met to review the status of the negotiation of the merger agreement and the then-current terms of the draft merger agreement under negotiation. Also on February 19, 2015, Morgan Stanley was also authorized by Mavenir to reach out to Company F, a publicly traded technology company, and Morgan Stanley did so on that same day. Company F did not respond to the inquiry until after the merger agreement was announced, at which time a representative of Morgan Stanley advised Company F of the non-solicitation provision of the merger agreement.

On February 19, 2015, Mavenir and its advisors were provided access to Mitel’s electronic data room for the purposes of conducting due diligence on Mitel.

On February 20, 2015, Mitel representatives hosted a due diligence call in which they provided information to Mavenir’s representatives and its advisors regarding various topics related to Mitel, including business, product, financial performance, marketing, sales, intellectual property, legal and other matters.

On February 22, 2015, Mr. McBee sent Mr. Kohli information for the first time regarding proposed retention packages to be offered by Mitel to the Mavenir management team and key employees after consummation of the transaction. Over that week, Mavenir management discussed these packages with Mitel. On February 23, 2015, in connection with Mavenir’s annual executive compensation review and with advice from its compensation consultant Radford, Mavenir’s compensation committee approved new amended employment agreements with certain members of Mavenir management. These amendments are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Potential Benefits Upon Termination or a Change in Control — February 2015 Amendment and Restatement of Employment Agreements with Executive Officers.” The Mavenir Board believed that it was in the best interests of Mavenir’s stockholders to ensure the retention of key personnel through and following the closing of the transaction, to protect stockholder value given that a portion of the merger consideration is in the form of Mitel Common Shares, and, were the transaction not to be consummated, to maximize Mavenir’s ability to execute its standalone business plan. Also on February 23, 2015, Company E advised Morgan Stanley that it was not interested in pursuing a transaction.

During the early part of the week of February 23, 2015, Mavenir and Mitel negotiated the size of the termination fee and reverse termination fee and the specific terms of the tender support agreements and the shareholder lock-up agreements to be executed by affiliates of Terence Matthews and Francisco Partners. On February 23, 2015, Paul, Weiss provided a draft form of shareholder lock-up agreement to be executed by affiliates of Dr. Matthews and Francisco Partners, which draft did not restrict those holders from disposing of Mitel Common Shares prior to closing. Mavenir representatives communicated to Mitel representatives that Mavenir’s significant stockholders would not agree to a more restrictive lock-up period than that required for Francisco Partners and Dr. Matthews, and the Board supported that position in light of the potential harm to the price of Mitel’s Common Shares if either of those holders were to dispose of a significant amount of Mitel Common Shares. Counsel for Mavenir and Mitel continued to exchange further drafts of the merger agreement and ancillary documents from February 23 through 27, 2015, in which they continued to negotiate the size of termination fees and other matters. The parties reached agreement on the amounts of termination fees on February 26, 2015 — $20,625,000 (3.7% of the transaction equity value) for Mavenir’s termination fee and $35,750,000 (6.4% of the transaction equity value) for Mitel’s reverse termination fee — and counsel for Mitel and Mavenir continued to negotiate other provisions of the draft merger agreement.

Mavenir’s Board met telephonically on February 23, 24 and 25, 2015 to receive updates on the status of negotiations, including the specific terms under negotiation in the draft merger agreement. On February 25, 2015, Mitel informed Mavenir that Francisco Partners would not agree to have its entire Mitel shareholding restricted from disposition from the announcement date until six months following the closing of the Merger. At its meeting later on February 25, 2015, the Mavenir Board discussed and considered the risks to Mavenir stockholders that, if not locked up, Francisco Partners may dispose of Mitel Common Shares (in the open market or otherwise) and that such dispositions could reduce the trading price of Mitel Common Shares, including those shares that Mavenir stockholders would receive as consideration in the Merger. At the invitation of the Board, Mr. McBee joined the telephonic meeting during which he submitted on behalf of Mitel a proposal that each of the Mitel shareholders executing the shareholder lock-up agreements and Mavenir’s four venture fund stockholders would now have the flexibility, during the six months after closing, to dispose of up to one-third of their Mitel Common Shares and that such locked-up Mitel shareholders would be restricted from disposing of any Mitel Common Shares prior to the closing of the Merger. Mr. McBee also proposed that the parties complete the documentation over the next few days with the goal of each respective board approving the merger on February 27, 2015 or February 28, 2015 and announcing a definitive transaction on the morning of March 2, 2015. This planned announcement date would coincide with the opening of Mobile World Congress in Barcelona, Spain.

On February 27, 2015, Mr. McBee communicated to Mr. Kohli, and BofA Merrill Lynch communicated to Morgan Stanley, that Mitel’s board of directors had approved a ratio used to calculate the Mitel Common Share portion of the offer consideration of 0.675. Based on Mitel’s closing price on February 27, 2015 of $10.16, the use of this ratio would have resulted in a per-share purchase price of $17.86 per share of Mavenir common stock, or $0.14 per share less than the $18.00 per share price reflected in the January 26, 2015 non-binding term sheet.

That evening, Mr. Spooner sent a letter to Mr. Kohli reflecting Mitel’s offer described above, and also including Mitel’s proposed post-closing equity retention proposal for certain Mavenir employees. The Mavenir Board met telephonically and instructed Morgan Stanley to inform representatives of BofA Merrill Lynch that Mitel would need to either pay additional cash or issue additional Mitel Common Shares to make up for this decrease in the implied purchase price reflected in Mitel’s January 26, 2015 non-binding term sheet. Morgan Stanley subsequently conveyed that message.

On February 28, 2015, representatives of BofA Merrill Lynch contacted representatives of Morgan Stanley to advise that Mitel would agree to increase the cash component of its proposal by $0.08 per share of Mavenir common stock, and indicated that this revised proposal was Mitel’s best and final offer and that there would be no further price negotiations. Based on Mitel’s closing price on February 27, 2015 of $10.16, Mitel’s revised proposal had an implied value of $17.94 per share of Mavenir common stock, $0.06 per share less than the $18.00 per share price reflected in the January 26, 2015 non-binding term sheet. Also that day, Francisco Partners confirmed through Mitel’s counsel that it was agreeable to a lock-up that restricted it from disposing of any shares prior to closing and two thirds of its shares during the six-month period after closing (i.e., the same lock-up terms as had been proposed by Mr. McBee on behalf of Mitel for each of Dr. Matthews, Francisco Partners and Mavenir’s four venture fund stockholders on February 25).

The Board met telephonically on the afternoon of February 28, 2015 and deliberated and discussed the revised Mitel offer and whether the offer with an implied value of $17.94 per share of Mavenir common stock, despite the slight reduction from the $18.00 price reflected in the January 26, 2015 non-binding term sheet, continued to represent the highest value reasonably attainable for Mavenir’s stockholders. The Board, having previously discussed that the assumptions upon which Mavenir’s financial projections were based may not prove to be accurate, which could have an adverse effect on Mavenir’s financial results, including cash flows, and require Mavenir to raise additional capital, took note that the risks and the uncertainty in Mavenir’s projected financial results, including cash flows, made the discounted equity value analysis and discounted cash flow analysis valuation methodologies in the Morgan Stanley financial analysis less useful and reliable in valuing Mavenir, and accordingly gave less weight to those valuation methodologies. Mavenir’s counsel also reviewed the key provisions of the merger agreement, including structure and timing considerations, offer conditions, required regulatory approvals, limitations on Mavenir’s ability to solicit third-party offers, Mavenir’s ability to respond to unsolicited third-party offers and the procedures related thereto, termination provisions, the size of the termination fees and the circumstances under which they would be payable, and the representations, warranties and covenants. The Board then reviewed the reasons in support of approving the merger agreement, which are set forth in greater detail below in “— Reasons for the Board’s Recommendation.”

The Board discussed the pre-signing market check that it had conducted with Morgan Stanley’s assistance, including the fact that Mavenir had solicited interest from six potential strategic acquirers that the Board, upon consultation with Morgan Stanley, believed had the greatest strategic interest and financial capability of acquiring Mavenir and that were not likely to cause significant competitive harm to Mavenir. The Board discussed the fact that none of these companies expressed interest in exploring an acquisition of Mavenir and none of them executed a non-disclosure agreement with Mavenir. The Board further discussed its view that the specific terms of the merger agreement were reasonable and likely would not preclude a willing and capable third party, including two potential strategic acquirers that the Board had determined not to contact prior to signing because of the significant risk of competitive harm to Mavenir’s sales efforts, from submitting a superior proposal following the announcement of the transaction with Mitel.

Also at this meeting, Morgan Stanley rendered its oral opinion to the Mavenir Board, which opinion was subsequently confirmed in writing, to the effect that, as of February 28, 2015 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Morgan Stanley, as set forth in its opinion, the aggregate Cash Consideration and Share Consideration to be received by the holders of Mavenir Shares pursuant to the merger agreement was fair, from a financial point of view, to such holders. After further discussion, the Board, subject to receipt by counsel of definitive documentation reflecting the price described above, unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the Offer and the Merger, were fair to and in the best interests of Mavenir’s stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that Mavenir stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the merger agreement. Mavenir’s management provided the Board with an overview of the retention arrangements Mitel had proposed for Mavenir’s management, and the Board was aware of this proposal during its deliberations.

During the afternoon and evening of February 28, 2015, counsel to Mavenir and Mitel continued to exchange drafts of and comments to Mavenir’s disclosure letter and continued to negotiate the specific provisions of the shareholder lock-up agreements. On the evening of February 28, 2015, Paul, Weiss delivered a proposed final draft of the merger agreement reflecting the proposal approved by both the Mitel and Mavenir boards of directors.

In the late evening of February 28, 2015, the merger agreement was executed and delivered by the parties, along with Mavenir’s and Mitel’s disclosure letters in final form, and the tender support agreements and shareholder lock-up agreements were executed and delivered by the respective parties to such agreements.

In the early morning of March 2, 2015, Mitel and Mavenir issued a joint press release announcing the execution of the merger agreement. A copy of the press release has been filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and is incorporated herein by reference.

After the transaction was announced, Mavenir and the Board became aware that an affiliate of Morgan Stanley beneficially owned Mitel Common Shares representing approximately 3.9% of Mitel’s outstanding common stock (as calculated under the applicable rules of the SEC). On March 25, 2015, the Mavenir Board met with representatives of management, Morgan Stanley, Andrews Kurth and Davis Polk in attendance. At this meeting, the Board received an update on the status of the transaction and representatives of Morgan Stanley provided the Board with information regarding Morgan Stanley’s Mitel ownership position. Following discussion in executive session, the Mavenir Board concluded that Morgan Stanley’s ownership position in Mitel had no impact on the work performed, advice given or the financial opinion delivered by Morgan Stanley.

Reasons for the Board’s Recommendation

In evaluating the Offer and the Merger, Mavenir’s Board consulted with senior management, legal counsel and financial advisors, and, in reaching its unanimous decision to approve and declare advisable, in the best interests of, and fair to Mavenir’s stockholders (1) Mavenir’s entry into the merger agreement, the consummation of the Offer and Merger and Mavenir’s stockholders’ tender of their Shares pursuant to the Offer and, if required by applicable law, voting in favor of the merger agreement, and (2) the terms of the Offer and the Merger and the approval thereof in all respects, considered and evaluated a number of factors, including, but not limited to, the following:

Business and Financial Condition of the Company; Future Prospects. The Board considered Mavenir’s business; its current financial performance, condition, and operations; the prospects for increasing stockholder value as a standalone company; the risks and uncertainties associated with remaining a standalone enterprise; and the industry in which Mavenir competes and market conditions. Among the risks and uncertainties the Board considered were: the execution risk associated with Mavenir’s business plan, including the risks that the assumptions underlying Mavenir’s projections fail to materialize; the anticipated time period over which Mavenir’s carrier customers are expected to roll out voice over LTE (VoLTE) technology; potential unfavorable foreign exchange rate fluctuation and, in particular, that the Euro could further weaken against the U.S. Dollar; the amount of revenue that Mavenir expects each customer will generate for Mavenir and the amount of revenue that Mavenir expects each product will generate for Mavenir; Mavenir’s bookings backlog for its products and services; what accounts Mavenir might obtain as a result of new network launches by carriers and which products and services Mavenir would provide to these new networks post-launch; and the time required for carriers to launch these networks and how that would affect Mavenir’s ability to provide its products and services and generate revenue therefrom. The Board also considered the fact that public markets’ emphasis on quarterly performance could impact Mavenir’s ability to pursue its long-term plans and investment strategy if such plans or strategy adversely impact short-term results.

Merger Consideration. The Board considered the current and historical trading prices of Mavenir’s common stock and the fact that, as of the close of the last trading day before the announcement of the transaction, the Offer Price, with an implied value of $17.94 per share based on the most recent closing price of a Mitel Common Share prior to execution of the merger agreement, represents a 23% premium over Mavenir’s most recent trading price prior to the execution of the merger agreement, a 32% premium over the 30-day volume weighted average trading price of Mavenir’s common stock prior to the execution of the merger agreement and a 45% premium over the closing price of Mavenir’s common stock 30 trading days prior to the execution of the merger agreement. The Board believes that the value offered to Mavenir’s stockholders in the Offer and the Merger, even though less than the historic high that Mavenir common stock traded at in March 2014, less than some analysts’ target price and less than the implied per share values based on the discounted equity and discounted cash flow analyses performed by Morgan Stanley, is more favorable to Mavenir’s stockholders than the potential value likely to result from other strategic opportunities reasonably available to Mavenir at this time, including remaining an independent company and pursuing its current strategic plan.

Current Market Conditions. The Board considered the impact of increased competition from large communications and network equipment vendors, the risk of continued pressure on Mavenir’s financial margins and ability to achieve attractive growth rates as a result of this competition and the substantial additional investment that would be needed to broaden Mavenir’s product and services portfolio to effectively compete in the changing marketplace for products like Mavenir’s and the effect that all of these factors would have on long-term future potential stockholder value.

Strategic Alternatives. The Board considered the timing, process and results of Mavenir’s market check process, as more fully described above under “— Background of the Offer,” including outreach by Mavenir and Morgan Stanley to six potential strategic acquirers, and the fact that none of them expressed interest in pursuing a transaction with Mavenir. The Board also believed, following consultation with Morgan Stanley, that Mavenir’s cash flow and earnings were unlikely to support the level of debt financing or the expected investment return that would be necessary for a private equity firm to consummate a deal at the price level represented by the merger agreement. The Board also considered the fact that no third party is subject to any restriction on making an unsolicited acquisition proposal.

Certainty of Value. The Board believes that the value of the cash portion of the merger consideration of $11.08 per share to be received by Mavenir’s stockholders in the Merger provides greater certainty of value, and less risk, to Mavenir’s stockholders relative to the potential trading price of Mavenir’s common stock over a longer period of time after accounting for the long-term risks to Mavenir’s business resulting from operational execution risk and competitive risks. The Board considered the fact that the portion of the merger consideration represented by cash was approximately 62% of the total value of the merger consideration as of the time of execution of the merger agreement, which provides Mavenir stockholders certainty of value and a measure of immediate liquidity for their shares.

Opportunity to Participate in the Combined Company’s Future. The Board believes that the combination of Mavenir’s and Mitel’s businesses represents an opportunity for appreciation in value of the Mitel Common Shares received as part of the merger consideration to Mavenir’s stockholders. The Board considered the fact that the stock component of the merger consideration would allow Mavenir’s stockholders, subject to the terms of the merger agreement, to continue to participate in any potential upside in Mavenir’s business following the Merger and to realize benefits of the combined businesses.

Fluctuation of Value in the Stock Component of the Merger Consideration. The Board considered the fact that the stock portion of the merger consideration is a fixed number of Mitel Common Shares, which affords Mavenir’s stockholders the opportunity to benefit from any increase in the trading price of Mitel’s Common Shares between the announcement and consummation of the Offer and the Merger and also exposes Mavenir’s stockholders to the risk of any decrease in the trading price of Mitel’s Common Shares between the announcement and the consummation of the Offer and the Merger.

Cash/Share Election. The Board considered the ability of Mavenir’s stockholders, subject to certain limitations in the merger agreement, to elect to receive their consideration in cash or Mitel Common Shares, with equal value based on the Mitel Average Closing Price.

Opinion of Financial Advisor. The Board considered the oral opinion of Morgan Stanley rendered to the Board on February 28, 2015, which opinion was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Morgan Stanley, as set forth in its opinion, the aggregate Cash Consideration and Share Consideration to be received by the holders of Mavenir Shares pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “— (d) Opinion of Mavenir’s Financial Advisor.”

Likelihood of Consummation; Certainty of Payment. The Board considered its belief, following consultation with Mavenir’s advisors, that the Offer and the Merger likely will be consummated, based on, among other factors:

•	the Board’s belief, following consultation with Mavenir’s advisors, that Mitel is likely to be able to obtain adequate financing for the Offer in light of the commitment for financing the Offer and the Merger as reflected in the debt commitment letter provided to Mavenir as well as financing market conditions;

•	the Merger does not require the approval of Mitel’s shareholders;

•	the limited number of conditions to the Offer and the Merger and the Board’s belief that such conditions are reasonably likely to be satisfied;

•	if the Offer is consummated, the likelihood that Mitel would, if necessary, be able to exercise the Top-Up Option (as defined and discussed below in “Item 8. Additional Information — Top-Up Option”) and consummate the Merger without a separate vote of Mavenir stockholders;

•	the Board’s belief, in consultation with its legal advisors, that the required regulatory and governmental approvals for the Transactions can likely be obtained without significant risk of materially impairing or delaying the Transactions, particularly in light of the undertaking of both parties to take actions with respect to such approvals set forth in the merger agreement; and

•	Mitel’s experience, reputation, and financial condition in its industry and in the marketplace.

Tender Support Agreements. The Board considered the support of the Merger by Mavenir’s four largest stockholders, Austin Ventures VIII, L.P., Alloy Ventures 2005, L.P., August Capital V Special Opportunities, L.P. and North Bridge Venture Partners, which control approximately 45% of the aggregate voting power of the outstanding Mavenir common stock, as evidenced by Mavenir’s Board’s determination that the interests of these four largest stockholders of Mavenir in seeking the most favorable terms, including price, in connection with a sale of Mavenir were consistent with those of Mavenir’s public stockholders and by these holders’ entry into tender support agreements to support the Transactions and the belief that such agreements would not deter a third party from making an unsolicited offer.

Non-Solicitation Covenant. The Board considered the fact that the merger agreement imposes restrictions on Mavenir’s solicitation of competing acquisition proposals from third parties. However, based upon the process to identify strategic alternatives, including the advice of Morgan Stanley as to the universe of potential strategic partners that were not likely to cause significant competitive harm to Mavenir, the Board believes it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to Mavenir and that any interested party would still have an opportunity to explore a potential transaction after execution of the merger agreement and before consummation of the Offer.

Fiduciary Out. The Board considered the fact that the Board would be permitted, in accordance with the terms and conditions of the merger agreement, to authorize Mavenir and its subsidiaries to provide information to and engage in negotiations with a third party following the receipt of a bona fide alternative acquisition proposal that the Board determines in good faith constitutes or would reasonably be expected to lead to a “Superior Proposal” (as described in the merger agreement). The Board also considered the right of the Board, under certain circumstances and subject to certain conditions, to withdraw or change its recommendation in favor of the Offer if the failure to do so would be inconsistent with its fiduciary duties.

Termination Fee. The Board considered Mavenir’s obligation, under certain circumstances, to pay a termination fee of $20,625,000 if the Offer and the Merger are not consummated, which fee the Board concluded was necessary to induce Mitel to enter into the merger agreement and was reasonable in the context of termination fees and expenses payable in comparable transactions, the nature and size of parties that might have a possible interest in acquiring Mavenir, and in light of the overall terms of the merger agreement, including the per share consideration, and which the Board determined should not reasonably be expected to deter possible acquisition proposals from third parties or Mavenir’s ability to pursue such proposals.

Reverse Termination Fee. The Board considered the size of the $35,750,000 reverse termination fee payable by Mitel in the event that financing is not available to consummate the Transactions and believes that such payment would support the continued operations of Mavenir in the event the merger agreement is terminated due to a failure to obtain financing.

Tax Treatment. The Board considered the taxability of the transaction to Mavenir’s stockholders.

Possible Disruption of Business. The Board considered the possible disruption to Mavenir’s business that may result from the announcement of the transaction and the resulting distraction of the attention of Mavenir’s management and employees, as well as the fact that the merger agreement contains limitations regarding the operation of Mavenir during the period between the signing of the merger agreement and the consummation of the proposed Merger. However, the Board believed it likely that these risks would be minimized as a result of the transaction being structured as a tender offer and the related potential timing benefits.

Risks of Non-Consummation. The Board considered the risk that the Offer and the Merger might not be consummated and the effect of the resulting public announcement of termination of the merger agreement on:

•	the market’s perception of Mavenir’s continuing business, potentially resulting in an adverse impact on Mavenir’s business and the trading price of Mavenir’s common stock;

•	Mavenir’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to pay the termination fee;

•	Mavenir’s current and potential business partners and employees, which Mavenir could lose; and

•	the potential disruption to Mavenir’s business, including the fact that Mavenir’s directors, officers and other employees will have expended considerable time and effort to consummate the potential transactions and will have experienced significant distractions.

Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for holders of Mavenir common stock who do not tender their Shares into the Offer (and who otherwise comply with the statutory requirements of Delaware law).

Mavenir’s Board believes that, overall, the potential benefits of the Offer and the Merger to Mavenir’s stockholders outweigh the risks concerning the Offer and the Merger.

The information and factors described above are intended to be an illustrative and not exhaustive list of the information and factors that Mavenir’s Board considered, and include the material reasons and factors considered. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, Mavenir’s Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations, and the Board’s determination and recommendation were made after evaluating the whole of the information available to the directors and factors considered by them. Moreover, each member of Mavenir’s Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Mavenir Board were aware of the interests of executive officers and directors of Mavenir as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company.”

(c) Intent to Tender.

As of March 25, 2015, directors and officers of Mavenir, as a group, held 235,948 Shares (excluding any Shares deliverable upon exercise of any options to purchase Shares), representing approximately 0.8% of the then-outstanding Shares. After reasonable inquiry and to its best knowledge, Mavenir understands that each director or executive officer of Mavenir who holds Shares of record or beneficially owns Shares currently intends to tender all such Shares in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any Shares deliverable upon exercise of any options to purchase Shares. No subsidiaries of Mavenir own any Shares.

As an inducement to Mavenir’s, Purchaser’s and Mitel’s willingness to enter into the merger agreement, Mitel and Purchaser entered into Tender Support Agreements (the “Tender Support Agreements”) with each of North Bridge Venture Partners, Austin Ventures VIII, L.P., Alloy Ventures 2005, L.P. and August Capital V Special Opportunities, L.P. (the “Support Agreement Stockholders”). Under the terms of each Tender Support Agreement, each Support Agreement Stockholder has agreed, among other things, to tender in and not withdraw from the Offer all Shares held by such Support Agreement Stockholder as of February 28, 2015 or acquired by such Support Agreement Stockholder thereafter. In the event the Mavenir Board changes or withdraws the Mavenir Board recommendation due to an “Intervening Event” (as defined in the merger agreement and described in “The Merger Agreement — Covenants — Fiduciary Exception” in the Offer to Exchange) and the merger agreement is not terminated in accordance with its terms, only 50% of the subject shares will be required to be tendered in the Offer. The Support Agreement Stockholders collectively hold 13,158,224 Shares. Upon the Support Agreement Stockholders’ tender of their Shares pursuant to the Tender Support Agreements, approximately 45% of the issued and outstanding Shares will have been tendered in the Offer. The Minimum Condition to the Offer will be satisfied if approximately 8.7% of the outstanding Shares not held by the Support Agreement Stockholders are validly tendered and not withdrawn.

Pursuant to each Tender Support Agreement, each Support Agreement Stockholder has also agreed not to create any liens on any of its subject shares, transfer its subject shares (subject to certain limited exceptions), grant or permit the grant of any proxy or other authorization in respect to its subject shares, deposit any of its subject shares into a voting trust or enter into a tender, support or similar agreement with respect to its subject shares, tender its subject shares to any tender offer other than the Offer, or take any action with respect to its subject shares that would restrict, limit or interfere with the performance of such Support Agreement Stockholder’s obligations under such Tender Support Agreement.

The Tender Support Agreements also contain a post-closing “lock-up” provision that prevents the Support Agreement Stockholders from disposing of Mitel Common Shares for six months following the effective time of the Merger, except that each Support Agreement Stockholder may dispose of up to one-third of the Mitel Common Shares it receives as consideration in connection with the Offer or the Merger at any time after closing and subject to certain other limited exceptions.

The Tender Support Agreements terminate upon the earliest of (i) the termination of the merger agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date of any amendment to the merger agreement that reduces the amount, or changes the form, of the consideration payable to Mavenir stockholders and (iv) the withdrawal or termination of the Offer or expiration of the Offer without acceptance for payment of shares. The post-closing lock-up provision will survive the effective time of the Merger.

Each Support Agreement Stockholder has entered into its respective Tender Support Agreement solely in its capacity as a stockholder of Mavenir and not in its capacity as a director, officer or employee of Mavenir or any of its subsidiaries. Nothing in any Tender Support Agreement in any way restricts any director or officer of Mavenir in the exercise of his or her fiduciary duties as a director or officer of Mavenir.

The foregoing description of the Tender Support Agreements is qualified in its entirety by the full text of the Tender Support Agreements, a copy of the form of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

(d) Opinion of Mavenir’s Financial Advisor.

Opinion of Morgan Stanley & Co. LLC

Morgan Stanley was retained by Mavenir pursuant to an engagement letter, dated as of January 26, 2015, to provide the Mavenir Board with financial advisory services and a financial opinion in connection with a possible sale of Mavenir. Mavenir selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Mavenir. At the meeting of the Mavenir Board on February 28, 2015, Morgan Stanley rendered its oral opinion to the Mavenir Board, which opinion was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Morgan Stanley, as set forth in its opinion, the aggregate Cash Consideration and Share Consideration to be received by the holders of Mavenir Shares pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion, dated February 28, 2015, is attached as Annex I. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the scope of review undertaken by Morgan Stanley in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion is directed to the Mavenir Board and addresses only the fairness from a financial point of view of the aggregate Cash Consideration and Share Consideration pursuant to the merger agreement to be received by the holders of Mavenir Shares as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspects of the Offer or the Merger, including the prices at which Mavenir Shares or Mitel Common Shares will trade at any time, and does not constitute a recommendation as to whether the stockholders of Mavenir should tender their Mavenir Shares pursuant to the Offer or whether, in the Offer, such stockholders should elect to receive the Cash Consideration or the Share Consideration, or as to how such stockholders should vote at any stockholders’ meeting to be held in connection with the Merger or to take any other action with respect to the Merger.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Mavenir and Mitel, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Mavenir and Mitel, respectively;

•	reviewed certain financial projections prepared by the managements of Mavenir and Mitel, respectively (see the sections below entitled “Item 8. Additional Information — Mavenir Projections” and “— Mitel Projections);

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger prepared by the managements of Mavenir and Mitel, respectively;

•	discussed the past and current operations and financial condition and the prospects of Mavenir, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Mavenir;

•	discussed the past and current operations and financial condition and the prospects of Mitel, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Mitel;

•	reviewed the pro forma impact of the Merger on Mitel’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for Mavenir Shares and Mitel Common Shares;

•	compared the financial performance of Mavenir and Mitel and the prices and trading activity of Mavenir Shares and Mitel Common Shares with that of certain other publicly traded companies comparable with Mavenir and Mitel, respectively, and their securities;

•	participated in certain discussions and negotiations among representatives of Mavenir and Mitel and their financial and legal advisors;

•	reviewed the merger agreement, the commitment letter and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Mavenir and Mitel and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Mavenir and Mitel of the future financial performance of Mavenir and Mitel. At the direction of Mavenir’s Board, Morgan Stanley also considered various financial projection scenarios for Mavenir that were prepared by the management of Mavenir. Morgan Stanley relied upon, without independent verification, the assessment by the managements of Mavenir and Mitel of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of Mavenir and Mitel; (iii) their ability to retain key employees of Mavenir and Mitel, respectively; and (iv) the validity of, and risks associated with, Mavenir and Mitel’s existing and future technologies, intellectual property, products, services and business models. In addition, Morgan Stanley assumed that each of the Offer and the Merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Mitel will obtain financing in accordance with the terms set forth in the commitment letter. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Mitel and Mavenir and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to (i) the fairness of the amount or nature of the compensation to any of Mavenir’s officers, directors or employees, or any class of such persons, relative to the aggregate Cash Consideration and Share Consideration to be received by the holders of Mavenir Shares in the Offer and the Merger, (ii) the allocation of the aggregate Cash Consideration and Share Consideration as between the holders of Mavenir Shares who receive the Cash Consideration and the Share Consideration or any combination thereof, and (iii) the relative fairness of the Cash Consideration and the Share Consideration. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Mavenir or Mitel, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion. Events occurring after the date of the opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its opinion to the Mavenir Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 27, 2015, which was the last trading day prior to the date on which the Mavenir Board approved the Offer and the Merger, and is not necessarily indicative of current market conditions.

Mavenir Analysis

In performing its financial analyses of Mavenir summarized below and in arriving at its opinion, Morgan Stanley considered, as directed by the Mavenir Board, the 32% Growth / 20% Margin Case Projections, the 36% Growth / 27% Margin Case Projections and the Mavenir Street Case Projections. For further information regarding these financial projections, see the section below entitled “Item 8. Additional Information — Mavenir Projections.” In arriving at its opinion, Morgan Stanley considered the results of the financial analyses of Mavenir summarized below taking into account the execution risks associated with the 32% Growth / 20% Margin Case Projections and the 36% Growth / 27% Margin Case Projections that were identified by the management of Mavenir, including the execution risks identified by the management of Mavenir in seeking to achieve the longer term projections that were utilized in the discounted equity value analysis and the discounted cash flow analysis of Mavenir summarized below.

Transaction Overview

Based upon the closing price of Mitel Common Shares on February 27, 2015 of $10.16 per share, Morgan Stanley noted that the implied blended value of the consideration to be received per Mavenir Share in the Offer and the Merger was $17.94. Based upon the approximately 31.1 million Mavenir Shares that were outstanding as of February 27, 2015 on a fully diluted basis (calculated using the treasury stock method), Morgan Stanley noted that the implied blended value of the aggregate Cash Consideration and Stock Consideration to be received by the holders of Mavenir Shares pursuant to the merger agreement implied an equity value of Mavenir of approximately $557 million. After adding total debt and subtracting cash and cash equivalents, Morgan Stanley noted that the implied blended value of the aggregate Cash Consideration and Stock Consideration to be received by the holders of Mavenir Shares pursuant to the merger agreement implied an aggregate value of Mavenir of approximately $549 million.

Public Trading Valuation Analysis

Morgan Stanley performed a public trading valuation analysis, which attempts to provide an implied value of a company by comparing it to the multiples at which Mavenir has traded historically and to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available information, certain current, projected and historical financial information for Mavenir corresponding to current, projected and historical financial information, ratios and public market multiples for publicly traded communications infrastructure software companies that have certain similar business and operating characteristics. The following list sets forth the selected publicly traded comparable companies that were reviewed in connection with this analysis:

•	Allot Communications Ltd.

•	Arista Networks, Inc.

•	Aruba Networks, Inc.

•	Barracuda Networks, Inc.

•	Broadsoft, Inc.

•	F5 Networks, Inc.

•	Fortinet, Inc.

•	Gigamon Inc.

•	Imperva, Inc.

•	Infoblox Inc.

•	MobileIron, Inc.

•	Radware Ltd.

•	Ruckus Wireless, Inc.

For comparative purposes, Morgan Stanley analyzed the ratio of aggregate value (which is defined as fully diluted market capitalization plus total debt, plus liquidation preference of preferred stock, plus minority interest, less cash and cash equivalents) to estimated revenue for calendar year 2015, which is referred to below as the AV/2015 Revenue, for the comparable companies listed above.

This analysis indicated the following:

Comparable Company Multiples

Benchmark	High	Low	Mean	Median
AV/2015 Revenue	6.5x	1.4x	4.0x	3.6x

Based on the analysis of the relevant metrics for each of the comparable companies listed above and the historic multiples at which Mavenir Shares have traded since Mavenir’s initial public offering in November 2013, Morgan Stanley selected a representative range of AV/2015 Revenue multiples of 2.0x to 2.8x and applied this multiple range to Mavenir’s estimated revenue for calendar year 2015. Based on the number of outstanding Mavenir Shares on a fully diluted basis (calculated using the treasury stock method), Morgan Stanley calculated the estimated implied value per Mavenir Share, rounded to the nearest $0.25, as follows, compared to the implied blended value of the consideration of $17.94 per Mavenir Share:

Financial Forecast Case	Implied Per Share Value
32% Growth / 20% Margin Case Projections	$12.00 - $16.50
36% Growth / 27% Margin Case Projections	$13.25 - $18.25
Mavenir Street Case Projections	$12.50 - $17.25

No company utilized in the public trading valuation analysis is identical to Mavenir. In evaluating the selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Mavenir, such as the impact of competition on the businesses of Mavenir and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the company or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected company data.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s future earnings. The resulting future equity value is subsequently discounted to arrive at an estimate of the present value for the company’s potential future equity value.

Morgan Stanley calculated ranges of implied equity values per Mavenir Share as of December 31, 2014. In arriving at the estimated equity values per Mavenir Share, Morgan Stanley applied a range of financial multiples of 12.0x to 13.5x to Mavenir’s estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2017, 11.5x to 13.0x to Mavenir’s estimated EBITDA for calendar year 2018, and 11.0x to 12.5x to Mavenir’s estimated EBITDA for calendar year 2019, in each case, based on the one-year forward revenue growth rate implied by the 32% Growth / 20% Margin Case Projections and the 36% Growth / 27% Margin Case Projections. Morgan Stanley then discounted the equity values derived from each calculation to present value as of December 31, 2014 using a discount rate of 10.2%, which rate was selected based on Mavenir’s estimated cost of equity. This analysis indicated a range of implied per share values for Mavenir Shares, rounded to the nearest $0.25, of $20.25 to $25.50, based on the 32% Growth / 20% Margin Case Projections, and $29.00 to $33.50, based on the 36% Growth / 27% Margin Case Projections, compared to the implied blended value of the consideration of $17.94 per Mavenir Share.

In addition, Morgan Stanley also performed a discounted equity value analysis to estimate the implied equity values per Mavenir Share for the same period and using the same discount rate referred to above and a range of financial multiples of 11.5x to 13.0x to Mavenir’s estimated EBITDA for calendar year 2017, 11.0x to 12.5x to Mavenir’s estimated EBITDA for calendar year 2018, and 10.5x to 12.0x to Mavenir’s estimated EBITDA for calendar year 2019, in each case, utilizing the Mavenir Street Case Projections. This analysis indicated a range of implied per share values for Mavenir Shares, rounded to the nearest $0.25, of $16.00 to $19.75, compared to the implied blended value of the consideration of $17.94 per Mavenir Share.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. Morgan Stanley calculated a range of implied equity values per Mavenir Share based on estimates of future cash flows for calendar years 2015 to 2020. Morgan Stanley first calculated the present value of unlevered free cash flows of Mavenir for the period from 2015 to 2020. Morgan Stanley then calculated a terminal value for Mavenir by applying a range of terminal value multiples based on Mavenir’s estimated EBITDA for the last twelve months, or LTM, in the terminal year of 8.0x to 10.0x. These values were then discounted to present value as of December 31, 2014 using a range of discount rates from 9.2% to 11.2%, which range of discount rates were selected based on an analysis of Mavenir’s estimated weighted average cost of capital, to calculate an aggregate value for Mavenir. For purposes of this analysis, stock-based compensation was treated as a cash expense. This analysis indicated a range of implied per share values for Mavenir Shares, rounded to the nearest $0.25, as follows, compared to the implied blended value of the consideration of $17.94 per Mavenir Share:

Financial Forecast Case	Implied Per Share Value
32% Growth / 20% Margin Case Projections	$19.25 - $25.50
36% Growth / 27% Margin Case Projections	$25.75 - $33.50
Mavenir Street Case Projections	$15.00 - $19.75

Precedent Transactions Analysis

Morgan Stanley reviewed the premiums paid in 59 merger and acquisition transactions from January 1, 2011 to February 27, 2015 as compiled by Thompson Reuters and Capital IQ. The transactions reviewed by Morgan Stanley involved publicly traded technology companies with transaction values ranging from $300 million to $2 billion. Morgan Stanley reviewed the premium paid in each transaction to (i) the target company’s closing stock price one trading day prior to the announcement of the transaction, which is referred to below as the “One Day Spot Price,” (ii) the target company’s closing stock price 30 trading days prior to the announcement of the transaction, which is referred to below as the “30 Day Spot Price,” (iii) the average closing stock price during the 30 trading days prior to the announcement of the transaction, which is referred to below as the “30 Day Average Price,” and (iv) the high closing stock price during the 52-week period prior to the announcement of the transaction, which is referred to below as the “52-Week High Price.”

This analysis indicated the following:

	Low	Bottom Quartile	Median	Top Quartile	High
One Day Spot Price	4%	18%	29%	42%	120%
30 Day Spot Price	(7%)	24%	40%	63%	120%
30 Day Average Price	3%	25%	32%	49%	124%
52-Week High Price	(54%)	(6%)	8%	18%	61%

Based on the review of the premiums paid in the transactions summarized above, Morgan Stanley applied the following premium ranges to the price of Mavenir Shares as of the applicable time periods set forth in the table below to calculate a range of implied values per share of Mavenir common stock, rounded to the nearest $0.25, as follows, compared to the implied blended value of the consideration of $17.94 per Mavenir Share:

	Premium Range	Implied Per Share Value
One Day Spot Price	18% - 42%	$17.25 - $20.75
30 Day Spot Price	24% - 63%	$15.25 - $20.25
30 Day Average Price	25% - 49%	$17.00 - $20.25
52-Week High Price	(6%) - 18%	$17.75 - $22.25

No company or transaction utilized in the precedent transactions analysis is identical to Mavenir or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of Mavenir, such as the impact of competition on the business of Mavenir or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Mavenir or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Morgan Stanley considered a number of factors in analyzing the aggregate Cash Consideration and Share Consideration. The fact that points in the range of implied present value per Mavenir Share derived from the valuation of precedent transactions were less than or greater than the implied blended value of the consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the aggregate Cash Consideration and Share Consideration, but one of many factors Morgan Stanley considered.

Historical Trading Range Analysis

Morgan Stanley reviewed the historical trading range of Mavenir Shares for each of the 3-month and 12-month periods ending February 27, 2015 and noted that the maximum closing price during the 3-month period and the maximum intra-day price during the 12-month period for Mavenir Shares was $15.50 per share and $18.75 per share, respectively, and the minimum closing price during the 3-month period and the minimum intra-day price during the 12-month period for Mavenir Shares was $11.75 per share and $9.25 per share, respectively, in each case rounded to the nearest $0.25 per share, compared to the implied blended value of the consideration of $17.94 per Mavenir Share.

Equity Research Price Target Analysis

Morgan Stanley reviewed the price targets for Mavenir Shares prepared and published by equity research analysts following the date of Mavenir’s announcement of its 2014 fourth quarter and full fiscal year financial results on February 26, 2015. These targets reflect each analyst’s estimate of the future public market trading price of Mavenir Shares. The range of undiscounted analyst price targets for Mavenir Shares was $16.00 to $24.00, and the range of such price targets when discounted by one year to present value as of February 27, 2015 using a discount rate of 10.2%, which rate was selected based on Mavenir’s estimated cost of equity, was $14.50 to $21.75, in each case rounded to the nearest $0.25 per share, compared to the implied blended value of the consideration of $17.94 per Mavenir Share.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Mavenir Shares and these estimates are subject to uncertainties, including the future financial performance of Mavenir and future financial market conditions.

Mitel Analyses

In performing its financial analyses of Mitel summarized below, Morgan Stanley utilized the Mitel Management Case Projections and the Mitel Street Case Projections. For further information regarding these financial projections, see the section below titled “Item 8. Additional Information — Mitel Projections.”

Public Trading Valuation Analysis

Morgan Stanley performed a public trading valuation analysis of Mitel. Morgan Stanley reviewed and compared, using publicly available information, certain current, projected and historical financial information for Mitel corresponding to current, projected and historical financial information, ratios and public market multiples for publicly traded software companies in the business and unified communications space that have certain similar business and operating characteristics. The following list sets forth the selected publicly traded comparable companies that were reviewed in connection with this analysis:

•	8x8, Inc.

•	Adtran, Inc.

•	BroadSoft, Inc.

•	Interactive Intelligence Group, Inc.

•	Polycom, Inc.

•	RingCentral, Inc.

•	ShoreTel, Inc.

•	Sonus Networks, Inc.

For comparative purposes, Morgan Stanley analyzed the AV/2015 Revenue multiples for the comparable companies listed above.

This analysis indicated the following:

Comparable Company Multiples

Benchmark	High	Low	Median
AV/2015 Revenue	3.6x	1.2x	2.3x

Based on the analysis of the relevant metrics for each of the comparable companies listed above and the historic multiples at which Mitel Common Shares have traded, Morgan Stanley selected a representative range of AV/2015 Revenue multiples of 6.5x to 10.0x and applied this multiple range to Mitel’s estimated revenue for calendar year 2015 based on the Mitel Street Case Projections and the Mitel Management Case Projections. Based on the number of outstanding Mitel Common Shares on a fully diluted basis (calculated using the treasury stock method), this analysis indicated a range of implied per share values for Mitel Common Shares, rounded to the nearest $0.25, of $8.25 to $13.75, based on the Mitel Management Case Projections, and $9.50 to $15.25, based on the Mitel Street Case Projections, compared to the closing price per Mitel Common Share on February 27, 2015 of $10.16.

No company utilized in the public trading valuation analysis is identical to Mitel. In evaluating the selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Mitel, such as the impact of competition on the businesses of Mitel and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the company or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected company data.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis of Mitel. Morgan Stanley calculated ranges of implied equity values per Mitel Common Share as of December 31, 2014. In arriving at the estimated equity values per Mitel Common Share, Morgan Stanley applied a range of financial multiples of 6.5x to 10.0x to Mitel’s estimated EBITDA for calendar years 2017, 2018, and 2019. Morgan Stanley then discounted the equity values derived from each calculation to present value as of December 31, 2014 using a discount rate of 10.8%, which rate was selected based on Mitel’s estimated cost of equity. This analysis indicated a range of implied per share values for Mitel Common Shares, rounded to the nearest $0.25, of $9.25 to $14.25, based on the Mitel Management Case Projections, and $10.75 to $16.25, based on the Mitel Street Case Projections, compared to the closing price per Mitel Common Share on February 27, 2015 of $10.16.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of Mitel. Morgan Stanley calculated a range of implied equity values per Mitel Common Share based on estimates of future cash flows for calendar years 2015 to 2020. Morgan Stanley first calculated the present value of unlevered free cash flows of Mitel for the period from 2015 to 2020. Morgan Stanley then calculated a terminal value for Mitel by applying a range of terminal value multiples based on Mitel’s estimated LTM EBITDA in the terminal year of 6.5x to 10.0x. These values were then discounted to present value as of December 31, 2014 using a range of discount rates from 8.5% to 10.0%, which range of discount rates was selected based on an analysis of Mitel’s estimated weighted average cost of capital, to calculate an aggregate value for Mitel. This analysis indicated a range of implied per share values for Mitel Common Shares, rounded to the nearest $0.25, of $11.50 to $16.25, based on the Mitel Management Case Projections, and $12.75 to $18.00, based on the Mitel Street Case Projections, compared to the closing price per Mitel Common Share on February 27, 2015 of $10.16.

Historical Trading Range Analysis

Morgan Stanley reviewed the historical trading range of Mitel Common Shares for each of the 3-month and 12-month periods ending February 27, 2015 and noted that the maximum closing price during the 3-month period and the maximum intra-day price during the 12-month period for Mitel Common Shares was $10.75 per share and $12.00 per share, respectively, and the minimum closing price during the 3-month period and the minimum intra-day price during the 12-month period for Mitel Common Shares was $9.00 per share and $7.75 per share, respectively, in each case rounded to the nearest $0.25 per share, compared to the closing price per Mitel Common Share on February 27, 2015 of $10.16.

Equity Research Price Target Analysis

Morgan Stanley reviewed the price targets for Mitel Common Shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of Mitel Common Shares. The range of undiscounted analyst price targets for Mitel Common Shares was $12.50 to $16.00, and the range of such price targets when discounted to present value as of February 27, 2015 using a discount rate of 10.8%, which rate was selected based on Mitel’s estimated cost of equity, was $11.25 to $14.50, in each case rounded to the nearest $0.25 per share, compared to the closing price per Mitel Common Share on February 27, 2015 of $10.16.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Mitel Common Shares and these estimates are subject to uncertainties, including the future financial performance of Mitel and future financial market conditions.

Illustrative Pro Forma Analysis

Morgan Stanley reviewed the potential pro forma effect of the Merger on Mitel’s estimated earnings per share, or EPS, for calendar years 2016 through 2019. Based on an illustrative transaction closing date of December 31, 2014, assumed transaction expenses for Mitel’s acquisition of Mavenir in the amount of approximately $25 million, and costs to achieve synergies of $20 million, this analysis indicated that the Merger could be accretive/dilutive to Mitel’s estimated EPS on a stand-alone basis as follows:

	EPS Accretion/(Dilution) %
Financial Forecast Case	2016	2017	2018	2019
32% Growth / 20% Margin Case Projections	(3%)	6%	12%	18%
36% Growth / 27% Margin Case Projections	6%	17%	23%	29%
Mavenir Street Case Projections	(3%)	2%	6%	10%

Morgan Stanley also reviewed the estimated return on invested capital, or ROIC, for Mitel’s acquisition of Mavenir, which was calculated as Mavenir’s net operating profit after tax for calendar years 2016 through 2019 (including approximately $20 million of estimated synergies to result from the Merger) divided by the aggregate consideration to be paid by Mitel in the Offer and the Merger plus the assumed transaction expenses for Mitel’s acquisition of Mavenir referred to above. Based on an illustrative transaction closing date of December 31, 2014, this analysis indicated that the Merger could be accretive to Mitel’s estimated ROIC on a stand-alone basis as follows:

	ROIC Accretion/(Dilution) %
Financial Forecast Case	2016	2017	2018	2019
32% Growth / 20% Margin Case Projections	5%	8%	10%	12%
36% Growth / 27% Margin Case Projections	8%	11%	13%	15%
Mavenir Street Case Projections	5%	6%	8%	9%

Other Considerations

In assessing the Offer and the Merger, Morgan Stanley also observed that as of February 27, 2015, the implied blended value of the consideration of $17.94 per Mavenir Share represented:

•	a premium of approximately 23.1% over the closing price per Mavenir Share on February 27, 2015;

•	a premium of approximately 44.8% over the closing price per Mavenir Share 30 trading days prior to February 27, 2015;

•	a premium of approximately 31.8% over the average closing price per Mavenir Share during the 30 trading days prior to February 27, 2015; and

•	a discount of approximately 4.5% to the high intra-day price per Mavenir Share during the 52-week period prior to February 27, 2015.

General

In connection with the review of the Offer and the Merger by the Mavenir Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Mavenir or Mitel. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of Mavenir and Mitel. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the aggregate Cash Consideration and Share Consideration to be received by the holders of Mavenir Shares pursuant to the merger agreement to such holders and in connection with the delivery of its opinion to the Mavenir Board. These analyses do not purport to be appraisals or to reflect the prices at which Mavenir Shares or Mitel Common Shares might actually trade.

The aggregate Cash Consideration and Share Consideration was determined through arm’s-length negotiations between the Mavenir Board and Mitel board of directors and was approved by the Mavenir Board. Morgan Stanley provided advice to the Mavenir Board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Mavenir Board or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley’s opinion does not in any manner address the prices at which Mavenir Shares or Mitel Common Shares will trade at any time, and Morgan Stanley expressed no opinion or recommendation as to whether the stockholders of Mavenir should tender their Mavenir Shares pursuant to the Offer or whether, in the Offer, such stockholders should elect to receive the Cash Consideration or the Share Consideration, or as to how such stockholders should vote at any stockholders’ meeting to be held in connection with the Merger or to take any other action with respect to the Merger.

Morgan Stanley’s opinion and its presentation to the Mavenir Board was one of many factors taken into consideration by the Mavenir Board in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Mavenir Board with respect to the aggregate Cash Consideration and Share Consideration or of whether the Mavenir Board would have been willing to agree to different consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley, together with its affiliates, is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Mitel, Mavenir, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.

Morgan Stanley and its affiliates have not provided investment banking, financing or financial advisory services to Mitel for which it has received fees since serving as Mitel’s financial advisor and providing financing services to Mitel in connection with Mitel’s acquisition of Inter-Tel (Delaware), Incorporated (“Inter-Tel”), which acquisition was completed in August 2007. Mitel’s acquisition of Inter-Tel was funded by a combination of equity and debt, and Morgan Stanley (i) participated in such equity financing by making a direct investment in Mitel (followed by an additional investment in a subsequent financing in January 2008) through its affiliate Morgan Stanley Principal Investments, Inc. (“MSPI”), and in connection with that initial investment MSPI had the right to designate a non-voting observer representative to receive notice of and attend meetings of Mitel’s board of directors prior to Mitel’s initial public offering in April 2010, and (ii) arranged and provided a portion of the financing for a first-lien term loan, second-lien term loan and revolving credit facility on behalf of Mitel to partially fund Mitel’s acquisition of Inter-Tel (the “Mitel Debt Facilities”). Affiliates of Morgan Stanley served as the administrative agents and collateral agents under the Mitel Debt Facilities until resigning from such positions in July 2009 and November 2009, respectively. Morgan Stanley, the parent company of Morgan Stanley & Co. LLC, through its wholly owned subsidiaries (including MSPI) beneficially owned Mitel Common Shares representing approximately 3.74% of outstanding Mitel Common Shares as of each of February 27, 2015, the last trading day prior to the date of Morgan Stanley’s opinion, and as of the date of this Schedule 14D-9, substantially all of which shares were held by MSPI on a principal basis.

Under the terms of its engagement letter dated January 26, 2015, Morgan Stanley provided the Mavenir Board financial advisory services and a financial opinion in connection with the Offer and the Merger and will receive a fee for its services in an amount estimated as of the date of Morgan Stanley’s written opinion to be approximately $8.2 million, all of which is contingent upon the closing of the Offer. Morgan Stanley will also be reimbursed for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Mavenir has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have received aggregate fees from Mavenir of approximately $1 million in connection with Mavenir’s initial public offering in November 2013 for which Morgan Stanley served as lead underwriter and book runner. In the two years prior to the date of its opinion, Morgan Stanley has not received any fees from Mitel or any of their respective affiliates for providing financial advisory or financing services. Morgan Stanley may seek to provide financial advisory and financing services to Mitel and Mavenir in the future and would expect to receive fees for the rendering of these services.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Except as set forth below, neither Mavenir nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Mavenir stockholders concerning the Offer and the Merger.

For information regarding the retention of and compensation payable to Morgan Stanley, see the information set forth under “Item 4. The Solicitation or Recommendation — (d) Opinion of Mavenir’s Financial Advisor.”

Item 6. Interest in Securities of the Subject Company.

During the 60 days prior to the date of this Schedule 14D-9, no transactions with respect to the Shares have been effected by Mavenir or, to Mavenir’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except that certain stockholders with whom certain of Mavenir’s directors are associated, in their capacity as stockholders of Mavenir, entered into Tender Support Agreements with Mitel and Purchaser, as described under “Item 4. The Solicitation or Recommendation — (c) Intent to Tender” above.

During the 60 days prior to the date of this Schedule 14D-9, no options or other equity awards were granted to any executive officer, director, affiliate or subsidiary of Mavenir.

During the 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, Mavenir has issued Shares to holders of vested options other than executive officers and directors to purchase Shares upon the exercise of such options by the holders thereof.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Mavenir is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of Mavenir’s securities by Mavenir, any subsidiary of Mavenir or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Mavenir or any subsidiary of Mavenir, (iii) any purchase, sale or transfer of a material amount of assets of Mavenir or any subsidiary of Mavenir or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Mavenir.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of Mavenir’s Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Top-Up Option

Pursuant to the terms of the merger agreement, Mavenir granted to Mitel and the Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the merger agreement, to purchase from Mavenir that number of newly issued Shares (“Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares owned by Mitel and its subsidiaries immediately prior to the exercise of the Top-Up Option, constitutes at least one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully-diluted basis. In no event will the Top-Up Option be exercisable for a number of Shares greater than the aggregate number of Shares authorized and unissued or held in the treasury of Mavenir at the time of exercise of the Top-Up Option.

Mitel and Purchaser have agreed to exercise the Top-Up Option in whole at or as soon as practicable after the Acceptance Time if (i) the number of Shares owned by Mitel and Purchaser immediately following the Acceptance Time does not constitute at least one share more than 90% of the Shares outstanding at such time on a fully-diluted basis and (ii) the exercise of the Top-Up Option in accordance with the merger agreement will not violate applicable law.

The aggregate purchase price payable for the Shares being purchased pursuant to the Top-Up Option will be determined by multiplying the number of such Shares by the Cash Consideration. Mitel or the Purchaser will pay the purchase price for the Top-Up Shares by paying in cash an amount equal to the aggregate par value of the Top-Up Shares and executing and delivering to Mavenir a full recourse promissory note (the “Top-Up Note”) having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares. The Top-Up Note (i) will be due on the first anniversary of the date of execution and delivery thereof, (ii) will bear simple interest at the rate per annum equal to the “prime rate” (as reported by Bloomberg L.P. on the date of execution and delivery of the Top-Up Note), payable in arrears at maturity, (iii) will be full recourse against Mitel or the Purchaser, as applicable, (iv) may be prepaid, in whole or in part, at any time without premium or penalty and (v) will have no other material terms.

The foregoing summary is qualified in its entirety by reference to the merger agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Mavenir Projections

Important Information Concerning the Mavenir Projections

Mavenir does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations, other than general earnings guidance, due to the inherent unpredictability of the underlying assumptions and projections. In connection with its consideration of potential strategic alternatives for Mavenir, the Mavenir Board reviewed three sets of unaudited, long-range financial projections for fiscal years 2014 through 2020 (collectively, the “Mavenir Projections”): (i) a set of projections based on publicly available estimates covering a period through December 31, 2016, which were prepared by equity research analysts and for which estimates for fiscal years 2017 through 2020 were developed by extrapolating the fiscal year 2016 estimates (the “Mavenir Street Case Projections”); (ii) a set of projections prepared by Mavenir management, at the Mavenir Board’s request, in February 2015, which assumed, among other things, 32% compound annual revenue growth from 2014 to 2017 and 20% Adjusted EBITDA margins in 2017 (the “32% Growth / 20% Margin Case Projections”); and (iii) a set of projections prepared by Mavenir management, at the Mavenir Board’s request, in January 2015, which assumed, among other things, 36% compound annual revenue growth from 2014 to 2017 and 27% Adjusted EBITDA margins in 2017 (the “36% Growth / 27% Margin Case Projections” and together with the 32% Growth / 20% Margin Case Projections, the “Mavenir Management Projections”). The 32% Growth / 20% Margin Case Projections reflected management’s best estimate as to the future financial performance of Mavenir based on information available as of the date of the merger agreement.

Mavenir management provided the Management Projections to Morgan Stanley in connection with Morgan Stanley’s valuation analysis of the aggregate Cash Consideration and Share Consideration. Mavenir provided the 36% Growth / 27% Margin Case Projections to Mitel and Mitel’s financial advisor in connection with its due diligence of Mavenir and the negotiation of the terms of the Merger.

Mavenir Street Case Projections

The Mavenir Street Case Projections are based on publicly available estimates covering a period through December 31, 2016, which were prepared by equity research analysts covering Mavenir. The estimates for 2017 through 2020 were developed by or at the direction of, and approved by, Mavenir management by extrapolating the 2016 estimates.

				Extrapolations(1)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E
	($MM, except where otherwise noted)
Revenue	$130.5	$189.7	$236.8	$284.0	$331.1	$378.3	$425.4
Gross Profit	$73.1	$119.7	$150.6	$187.0	$224.1	$259.7	$296.3
Adjusted EBITDA(2)	$(5.8)	$11.9	$31.1	$45.3	$59.4	$73.6	$87.7
Non-GAAP Net Income(3)	$(11.0)	$6.6	$24.9	$38.3	$51.7	$59.8	$56.3
Selected Cash Flow Items
GAAP Net Income (Net of Tax Benefits)	$(11.3)	$1.2)	$15.0	$27.3	$39.4	$45.8	$40.5
(+) Depreciation & Amortization	$5.3	$5.3	$6.2	$6.7	$7.7	$9.0	$10.4
(+) Stock-Based Compensation	$4.4	$7.0	$8.8	$10.5	$12.3	$14.0	$15.8
(+) (Increase) / Decrease in Net Working Capital	$(5.0)	$(10.2)	$(8.1)	$(8.1)	$(8.1)	$(8.1)	$(8.1)
Cash Flow from Operations	$(6.6)	$1.0	$21.9	$36.5	$51.3	$60.7	$58.6
(Capital Expenditures)	$(5.7)	$(6.6)	$(8.0)	$(9.7)	$(11.6)	$(13.8)	$(16.3)
Acquisitions	$(6.7)	$(20.0)	$0.0	$0.0	$0.0	$0.0	$0.0
Other	$43.0	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4
Unlevered Free Cash Flow(4)	$(21.5)	$(31.4)	$6.2	$17.0	$27.5	$32.4	$25.7

NOTES

(1)	Extrapolations assume revenue growth of $47.1MM per year and 30% EBITDA contribution on incremental revenue; 2014-2016 based on Wall Street research estimates.
(2)	Adjusted EBITDA represents operating income, plus depreciation and amortization, plus stock-based compensation. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
(3)	Non-GAAP net income represents net income net of tax benefits, plus amortization of intangibles, plus stock-based compensation, plus non-recurring items. Non-GAAP net income is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
(4)	Unlevered free cash flow represents Adjusted EBITDA, less stock-based compensation, less cash taxes, less capital expenditures, less acquisitions, less increase in working capital. Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

The Mavenir Management Projections

In preparing both sets of Mavenir Management Projections, the Mavenir management made certain assumptions regarding, among other things, the rollout of Mavenir’s voiceover LTE products and services; foreign exchange rate fluctuation, and the effect such fluctuations would have on Mavenir’s financial results; Mavenir’s customers and products, including the amount of revenue that it expected each customer would generate for Mavenir and the amount of revenue that it expected each product would generate for Mavenir; Mavenir’s bookings backlog regarding which carriers would launch new networks, what accounts Mavenir might obtain as a result of these launches and which products and services Mavenir would provide to these new networks post-launch; and the cost and time associated with building the networks and how that would affect Mavenir’s ability to provide its products and services and generate revenue therefrom.

As previously noted, the execution of Mavenir’s business plan and the achievement of its long-term projected financial results as set forth in the Mavenir Management Projections are subject to significant risks and uncertainties. The assumptions upon which the Mavenir Management Projections were based may not prove to be accurate, which could have an adverse effect on Mavenir’s financial results, including cash flows. As discussed above, Mavenir did not achieve its internal cash flow projections in 2014 and in previous years. The Board considered these risks, as described in “Item 4. Background and Reasons for the Recommendation — Reasons for the Board’s Recommendation — Business and Financial Condition of the Company; Future Prospects” above, and the impact these risks could have on the Mavenir Management Projections and on the implied valuation of the Company under valuation methodologies based on the Mavenir Management Projections, and accordingly, gave less weight to these valuation methodologies in evaluating the Offer and the Merger. For more information regarding the assumptions in the Mavenir Management Projections, please review “Additional Information Concerning the Projections” below.

32% Growth / 20% Margin Case Projections

The 32% Growth / 20% Margin Case Projections represent Mavenir management’s best estimate as to the future financial performance of Mavenir based on information available as of the date of the merger agreement. The 32% Growth / 20% Margin Case Projections assume, among other things, 32% compound annual revenue growth from 2014 to 2017 and 20% Adjusted EBITDA margins in 2017; that, given the launch of several competing platforms in the U.S. and Europe relative to an environment where no such additional competition existed, Mavenir’s rollout of its voiceover LTE products and services would be slowed and any increase to the software license revenue of Mavenir attributable to the rollout would be lessened; and that foreign exchange rates would fluctuate unfavorably and, in particular, that the Euro would weaken against the U.S. Dollar. The projections for 2014 through 2017 were prepared by Company management and the estimates for 2018 through 2020 were developed by or at the direction of, and approved by, Company management by extrapolating the 2017 estimates.

					Extrapolations(1)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E
	($MM, except where otherwise noted)
Revenue	$129.8	$180.0	$235.5	$299.6	$363.7	$427.8	$491.9
Gross Profit	$72.6	$112.7	$160.0	$210.6	$257.0	$304.0	$351.4
Adjusted EBITDA(2)	$(6.1)	$(1.7)	$33.4	$58.9	$78.2	$97.4	$116.6
Non-GAAP Net Income(3)	$(12.6)	$(10.8)	$22.2	$46.7	$65.1	$74.2	$80.0
Selected Cash Flow Items
GAAP Net Income (Net of Tax Benefits)	$(26.5)	$(20.2)	$11.8	$34.8	$51.5	$59.5	$63.0
(+) Depreciation & Amortization	$5.4	$6.8	$8.1	$8.8	$10.2	$11.4	$12.5
(+) Stock-Based Compensation	$4.6	$7.3	$8.2	$9.4	$11.3	$13.1	$14.9
(+) (Increase) / Decrease in Net Working Capital	$3.0	$(13.0)	$(14.3)	$(16.6)	$(16.6)	$(16.6)	$(16.6)
Cash Flow from Operations	$(13.5)	$(19.1)	$13.7	$36.5	$56.4	$67.5	$73.8
(Capital Expenditures)	$(5.4)	$(5.2)	$(6.2)	$(7.2)	$(8.6)	$(10.1)	$(11.6)
Acquisitions	$(6.7)	$(20.0)	$0.0	$0.0	$0.0	$0.0	$0.0
Other	$44.3	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Unlevered Free Cash Flow(4)	$(21.0)	$(49.8)	$1.7	$21.8	$36.6	$43.9	$46.5

NOTES

(1)	Extrapolations assume revenue growth of $64.1MM per year and 30% EBITDA contribution on incremental revenue; 2014-2017 projections prepared by Mavenir management; 2018-2020 extrapolations approved by Mavenir management.

(2)	Adjusted EBITDA represents operating income, plus depreciation and amortization, plus stock-based compensation. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
(3)	Non-GAAP net income represents net income net of tax benefits, plus amortization, plus stock-based compensation, plus non-recurring items. Non-GAAP net income is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
(4)	Unlevered free cash flow represents Adjusted EBITDA, less stock-based compensation, less cash taxes, less capital expenditures, less acquisitions, less increase in working capital. Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

36% Growth / 27% Margin Case Projections

The 36% Growth / 27% Margin Case Projections represent more favorable estimates of the future prospects of Mavenir. The 36% Growth / 27% Margin Case Projections assume, among other things, 36% compound annual revenue growth from 2014 to 2017 and 27% Adjusted EBITDA margins in 2017; that the increased competition from other voiceover LTE platforms, including those that have recently been launched in the U.S. and Europe, would have no effect on Mavenir or its financial results in future years; favorable foreign exchange rate fluctuations, including a strengthening of the Euro against the U.S. Dollar; more rapid growth of Mavenir’s customer base and increased adoption of Mavenir’s products by its customers; and a bookings backlog that anticipated carriers launching new networks with increased speed and frequency, and that Mavenir would be providing its products and services to these new networks post-launch. The projections for 2014 through 2017 were prepared by Company management and the estimates for 2018 through 2020 were developed by or at the direction of, and approved by, Company management by extrapolating the 2017 estimates.

					Extrapolations(1)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E
	($MM, except where otherwise noted)
Revenue	$129.8	$200.0	$260.5	$329.6	$398.7	$467.8	$536.9
Gross Profit	$72.6	$132.5	$184.7	$240.2	$291.1	$341.5	$391.9
Adjusted EBITDA(2)	$(6.1)	$17.3	$57.1	$87.4	$108.2	$128.9	$149.6
Non-GAAP Net Income(3)	$(12.6)	$8.2	$43.4	$65.6	$76.9	$88.9	$103.3
Selected Cash Flow Items
GAAP Net Income (Net of Tax Benefits)	$(26.5)	$(1.2)	$33.0	$53.8	$63.2	$73.2	$85.8
(+) Depreciation & Amortization	$5.4	$6.8	$8.1	$8.8	$10.3	$11.6	$12.8
(+) Stock-Based Compensation	$4.6	$7.3	$8.2	$9.4	$11.4	$13.4	$15.4
(+) (Increase) / Decrease in Net Working Capital	$3.0	$(16.2)	$(14.6)	$(18.9)	$(18.9)	$(18.9)	$(18.9)
Cash Flow from Operations	$(13.5)	$(3.2)	$34.6	$53.1	$66.0	$79.4	$95.1
(Capital Expenditures)	$(5.4)	$(5.3)	$(6.4)	$(7.5)	$(9.0)	$(10.6)	$(12.2)
Acquisitions	$(6.7)	$(20.0)	$0.0	$0.0	$0.0	$0.0	$0.0
Other	$44.3	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Unlevered Free Cash Flow(4)	$(21.0)	$(34.0)	$21.7	$37.5	$45.4	$54.6	$66.3

NOTES

(1)	Extrapolations assume revenue growth of $69.1MM per year and 30% EBITDA contribution on incremental revenue; 2014-2017 projections prepared by Mavenir management; 2018-2020 extrapolations approved by Mavenir management.
(2)	Adjusted EBITDA represents operating income, plus depreciation and amortization, plus stock-based compensation. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

(3)	Non-GAAP net income represents net income net of tax benefits, plus amortization, plus stock-based compensation, plus non-recurring items. Non-GAAP net income is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
(4)	Unlevered free cash flow represents Adjusted EBITDA, less stock-based compensation, less cash taxes, less capital expenditures, less acquisitions, less increase in working capital. Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

Mitel Projections

Important Information Concerning the Mitel Projections

Mitel does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations, other than general earnings guidance, due to the inherent unpredictability of the underlying assumptions and projections. In connection with its negotiation and evaluation of the Merger, Mavenir and Morgan Stanley reviewed two sets of unaudited, long-range financial projections for fiscal years 2014 through 2020 relating to Mitel’s business and potential future performance (collectively, the “Mitel Projections” and, together with the Mavenir Projections, the “Projections”): (i) a set of projections based on publicly available estimates covering a period through December 31, 2016, which were prepared by equity research analysts and for which estimates for fiscal years 2017 through 2020 were developed by Morgan Stanley by extrapolating the fiscal year 2016 estimates (the “Mitel Street Case Projections”); and (ii) a set of projections prepared by Mitel’s management (the “Mitel Management Case Projections”).

Mitel Street Case Projections

					Extrapolations
	2014A	2015E	2016E	2017E	2018E	2019E	2020E
	($MM, except where otherwise noted)
Revenue	$1,104	$1,138	$1,149	$1,161	$1,172	$1,184	$1,196
Adjusted EBITDA Margin	15.1%	16.3%	18.5%	18.6%	18.7%	18.9%	19.0%
Adjusted EBITDA	$167	$185	$212	$216	$220	$223	$227
Non-GAAP Diluted EPS(1)	$0.99	$1.29	$1.47	$1.46	$1.45	$1.44	$1.42
Unlevered Free Cash Flow(2)	$115	$142	$164	$165	$166	$166	$167

NOTES

(1)	Diluted EPS unburdened by stock-based compensation and amortization.
(2)	Unlevered free cash flow represents Adjusted EBITDA, less stock-based compensation, less cash taxes, less capital expenditures, less acquisitions, less increase in working capital. Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

Mitel Management Case Projections

	2014A	2015E	2016E	2017E	2018E	2019E	2020E
	($MM, except where otherwise noted)
Revenue	$1,104	$1,098	$1,106	$1,115	$1,127	$1,138	$1,149
Adjusted EBITDA Margin	15.1%	15.2%	17.5%	17.7%	17.9%	18.0%	17.9%
Adjusted EBITDA	$167	$167	$193	$197	$202	$205	$206
Non-GAAP Diluted EPS(1)	$0.99	$1.04	$1.27	$1.33	$1.36	$1.31	$1.23
Unlevered Free Cash Flow(2)	$115	$113	$144	$147	$147	$150	$144

NOTES

(1)	Diluted EPS unburdened by stock-based compensation and amortization.
(2)	Unlevered free cash flow represents Adjusted EBITDA, less stock-based compensation, less cash taxes, less capital expenditures, less acquisitions, less increase in working capital. Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

Additional Information Concerning the Projections

The summary of the Projections is included in this Schedule 14D-9 solely to give Mavenir stockholders access to certain financial Projections that were made available to the Mavenir Board and Morgan Stanley (and solely with respect to the Mitel Projections and the 36% Growth / 27% Margin Case Projections noted above, Purchaser and Mitel), and is not being included in this Schedule 14D-9 to influence any Mavenir stockholder’s decision whether to tender Shares in the Offer or to elect to receive the Cash Consideration or the Share Consideration in respect of Shares tendered or for any other purpose. The Projections were generated solely for internal use by the respective companies and not developed with a view toward public disclosure or with a view toward complying with GAAP, published guidelines of the SEC regarding forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections are forward-looking statements. All of the Mavenir Projections summarized in this section were prepared or approved by the management of Mavenir.

No independent registered public accounting firm provided any assistance in preparing or reviewing the Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The BDO USA, LLP reports included in Mavenir’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Mavenir 2014 Annual Report”) relate solely to the historical financial information of Mavenir. The Deloitte LLP reports included in Mitel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Mitel 2014 Annual Report”) relate solely to the historical financial information of Mitel. Such reports do not extend to the Projections and should not be read to do so.

By including the Projections in this Schedule 14D-9, Mitel, Purchaser, Mavenir and their respective representatives have not made and are not making any representation to any person regarding the information included in the Projections or the ultimate performance of Mavenir, Mitel, Purchaser or any of their respective affiliates compared to the information contained in the Projections. Mavenir has made no representation to Mitel or Purchaser, in the merger agreement or otherwise, concerning the Projections, and neither Mitel nor Purchaser has made any representation to Mavenir, in the merger agreement or otherwise, concerning the Projections.

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of Mavenir, Mitel and Purchaser, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are consummated. Mitel, Purchaser, Mavenir and their respective affiliates do not assume any responsibility to holders of Shares for the accuracy of this information.

In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of Mitel’s and Mavenir’s products and services, as applicable. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the speed of adoption of 4G LTE technology by mobile service providers, the impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Mitel’s and Mavenir’s SEC filings, as applicable, including the Mitel 2014 Annual Report and the Mavenir 2014 Annual Report, respectively, and in the Form S-4 in the section entitled “Risk Factors” in the Offer to Exchange, and described in the section below entitled “— Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting with respect to the growth and prospects of companies in the technology industry is, in particular, a highly speculative endeavor.

The Projections were developed for Mitel or Mavenir, as applicable, on a stand-alone basis without giving effect to the Offer and the Merger, and therefore the Projections do not give effect to the Offer, the Merger or any changes to the operations or strategy of Mitel or Mavenir, as applicable, that may be implemented after the consummation of the Offer and the Merger, including cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger.

The Projections summarized in this section have not been updated to reflect any changes after the date they were prepared. Neither Mitel nor Mavenir undertake any obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections.

Stockholder Approval

Under Section 253 of the DGCL, if Purchaser owns, pursuant to the Offer or otherwise, including as a result of the issuance by Mavenir of Shares upon the exercise by Mitel or Purchaser of the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Mavenir’s stockholders. If Purchaser beneficially owns, pursuant to the Offer (including any subsequent offering period provided by Purchaser in accordance with the terms of the merger agreement) or otherwise, more than 50%, but less than 90%, of the outstanding Shares, a meeting of Mavenir stockholders and the affirmative vote of at least a majority of the Shares outstanding on the record date for such meeting will be needed to consummate the Merger. If the Offer is consummated and the Minimum Condition is not reduced or waived, Purchaser will have sufficient votes to adopt the merger agreement at any such meeting of stockholders without the need for any other Mavenir stockholders to vote in favor of such adoption.

State Takeover Laws

Mavenir is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2⁄3% of the outstanding voting stock which the interested stockholder did not own.

Section 203 does not apply to the Offer. In addition, since neither Mitel nor Purchaser owned in excess of 15% of Mavenir’s stock for the three years prior to entering into the merger agreement, and because Mavenir’s Board has approved the merger agreement and the transactions contemplated thereby, as described in “Item 4. The Solicitation or Recommendation” above, the voting requirements of Section 203 are inapplicable to the Merger and the transactions contemplated under the merger agreement.

United States Antitrust Approval

Under the HSR Act and the rules and regulations promulgated thereunder by the Federal Trade Commission (referred to as the “FTC”), certain transactions, including the Offer, may not be consummated unless certain waiting period requirements have expired or been terminated. Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the Offer were filed with the United States Department of Justice, Antitrust Division (referred to as the “Antitrust Division”) and the FTC on March 13, 2015. Pursuant to the requirements of the HSR Act, the Shares tendered in the Offer may be accepted for payment and paid for by Purchaser following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following such filings with the Antitrust Division and the FTC unless the federal government terminates the waiting period early or issues a request for additional information and documentary material. Early termination of the waiting period with respect to the Offer and the Merger under the HSR Act was granted by the FTC on March 24, 2015.

Private parties (including individual states) may also bring legal actions under the antitrust laws. Mavenir and Mitel do not believe that the Offer or the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

German Antitrust Approval

Under applicable German law, the Offer may only be consummated if it is approved by the German Federal Cartel Office (the “FCO”). The parties filed a notification with the FCO on March 13, 2015 and received clearance from the FCO on March 23, 2015.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Mavenir’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use this term to describe the compensation payable to or realizable by Mavenir’s executive officers as a result of the Offer and Merger.

Except as set forth in the table below, none of Mavenir’s named executive officers are entitled to any other cash severance payments, payments in cancellation of stock or option awards, pension or nonqualified deferred compensation benefit enhancements, perquisites, other personal benefits or property, health care or welfare benefits, tax reimbursements or any other compensation as a result of the consummation of the Offer or the Merger or as a result of a termination of employment before or after such consummation.

For purposes of calculating the potential payments set forth in the table below, we have assumed that (i) the Offer is consummated on March 25, 2015, and (ii) with respect to calculating the portion of equity awards subject to accelerated vesting, each applicable named executive officer incurs a termination of his employment without “cause” or resigns for “good reason” on the date immediately following the change of control. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below and other terms of the named executive officer’s employment agreements (including non-competition, non-solicitation and confidentiality obligations), see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Potential Benefits upon Termination or a Change in Control.”

To the extent that the payments and benefits shown below constitute “parachute payments” within the meaning of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the benefits will be payable in full and with a full tax gross-up.

The following table sets forth the golden parachute compensation payable to or realizable by the executive officers upon the closing of the Offer:

Name(1)	Cash Payments ($)(2)	Equity Acceleration ($)(3)	Perquisites/Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)
Pardeep Kohli	1,057,500	1,351,294	23,245	—	2,432,039
Terry Hungle	495,000	337,783	15,497	—	848,280
Bahram Jalalizadeh	600,000	420,898	15,497	—	1,036,395

(1)	The benefits described in the table above are all “double trigger” benefits pursuant to the applicable named executive officers’ employment agreements, which provide for benefits upon the named executive officer’s termination without “cause” or resignation for “good reason,” within 24 months following a change of control, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements with Executive Officers.”
(2)	Represents (i) a severance payment of 18 months in the case of Mr. Kohli and 12 months in the case of Messrs. Hungle and Jalalizadeh of the applicable named executive officer’s base salary as in effect immediately prior to the termination and (ii) the payment of such named executive officer’s target bonus for fiscal 2015 pursuant to the terms of the applicable named executive officer’s employment agreement. These payments would be made in equal monthly installments over the applicable severance period. For information regarding each named executive officer’s salary and target bonus amounts, please see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (a) Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements with Executive Officers.” The respective amounts for each named executive officer are set forth in the following table:

Name	Severance Amount Payable ($)	2015 Target Bonus Amount ($)
Pardeep Kohli	675,000	382,500
Terry Hungle	330,000	165,000
Bahram Jalalizadeh	300,000	300,000

(3)	Each named executive officer is entitled to full acceleration of 100% of the unvested shares subject to the named executive officer’s equity awards upon a “double trigger” termination event described in note (1) to this table. Calculated in accordance with SEC rules, this amount reflects the excess of $17.21, the average closing market price of Mavenir Shares over the first five trading days following the first public announcement of the Offer, over the per-share exercise price of the option, multiplied by the number of shares that will vest upon such termination.
(4)	These “double trigger” benefit payments represent Mavenir’s obligation to reimburse the named executive officer for health and dental insurance premiums under COBRA for the applicable severance period described in note (2) to this table, to the extent such named executive officer elects to continue insurance under COBRA.
(5)	Each named executive officer is entitled under his employment agreement to a full gross-up in the event he becomes subject to the 20% “parachute” excise tax imposed by Internal Revenue Code Sections 280G and 4999 in connection with a change in control as a result of the payment or receipt of any of the amounts or benefits discussed above. Mavenir does not expect any excise tax to become payable as a result of any “double trigger” benefits.

Certain Litigation

Following the announcement of the execution of the merger agreement, two purported stockholder class actions challenging the Merger were filed in the Court of Chancery of the State of Delaware. The first action, styled Nakoa v. Kohli, et al., Case No. 10757-VCP, was filed on March 5, 2015, and the second action, styled Turberg v. Kohli, et al., Case No. 10779-VCP, was filed on March 11, 2015.

The Nakoa complaint names as defendants Mavenir, the members of Mavenir’s Board, Mitel and Purchaser, and the Turberg complaint names as defendants the members of Mavenir’s Board, Mitel, Purchaser and Morgan Stanley. Both complaints allege that the members of the Mavenir Board breached their fiduciary duties to Mavenir’s stockholders in connection with the Offer and the Merger and that Mitel aided and abetted the purported breaches of fiduciary duty. The Turberg complaint additionally alleges that Morgan Stanley aided and abetted the purported breaches of fiduciary duty. In support of these claims, the complaints allege, among other things, that the merger consideration undervalues the Company, that the sales process that resulted in entry into the merger agreement was flawed, and that the merger agreement contains unreasonable deal protection devices that purportedly preclude competing offers and unduly favor Mitel. The actions seek injunctive relief, including enjoining or rescinding the Offer and the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. On March 23, 2015, these two actions were consolidated into an action styled In re Mavenir Systems, Inc. Stockholders Litigation, Consol. Case No. 10757-VCP.

The outcome of these matters cannot be predicted with any certainty. A preliminary injunction could delay or jeopardize the consummation of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Offer or the Merger. Mavenir believes the complaints are without merit and intends to contest the lawsuits vigorously.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any Shares held by a person who dissents and demands appraisal of such Shares and who complies with Section 262 of the DGCL will not be converted into the right to receive merger consideration. A judge will only determine the fair value of the Shares if at least one holder properly perfects appraisal rights, files an appraisal action, and litigates the case in court. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price. Mitel could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price and treated as if they are No Election Shares.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex II hereto. Notwithstanding anything to the contrary contained in the merger agreement, each of Mitel, Purchaser and Mavenir have acknowledged and agreed in the merger agreement that in any appraisal proceeding under Section 262 of the DGCL with respect to Dissenting Shares, and to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option, the Top-Up Option Shares or any cash or promissory note delivered by Purchaser to Mavenir as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262(h) of the DGCL.

Appraisal rights cannot be exercised at this time. A separate notice of appraisal rights will be sent to stockholders entitled to demand appraisal rights following the consummation of the Offer. The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to approve the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, Mavenir, as the surviving corporation of the Merger, will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated without a vote of stockholders pursuant to Section 253 of the DGCL, Mavenir, as the surviving corporation of the Merger, will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. The information set forth above is for informational purposes only with respect to alternatives available to holders of Shares if the Merger is consummated. Any holder of Shares considering demanding appraisal is advised to consult legal counsel. Holders of Shares who tender Shares in the Offer will not be entitled to appraisal rights with respect to those Shares in the Merger.

Forward-Looking Statements

The statements contained or incorporated by reference in this Schedule 14D-9 that are not historical facts are forward-looking statements. Forward-looking statements can generally be identified by words such as “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “target,” “will,” “to be” and other expressions that reflect predictions or indicate future events, trends or prospects, although not all forward-looking statements contain these identifying words. Forward-looking statements include statements regarding: the completion of the Offer and the Merger and the parties’ ability to satisfy the conditions thereof; the Projections and related information; the tender of shares in the Offer by Mavenir stockholders; the specific amount and value of the consideration in the Offer and the Merger received by Mavenir stockholders and its executive officers and directors, which will depend on the Mitel Average Closing Price; the potential outcome of stockholder litigation; the potential exercise of appraisal rights by Mavenir stockholders; potential disruption of Mavenir’s relationships with employees, customers, channel partners and other strategic partners caused by the pendency of the Offer and the Merger; and other statements of a forward-looking nature. The forward-looking statements contained or incorporated by reference in this document are based on expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements, including risks associated with the timing and completion of the Offer, the risks described above in “— Additional Information Concerning the Projections” and other risk factors described in Mitel’s and Mavenir’s SEC filings, as applicable, including the Mitel 2014 Annual Report and the Mavenir 2014 Annual Report, respectively, and in the Form S-4 in the section entitled “Risk Factors” in the Offer to Exchange. Investors should not place undue reliance on forward-looking statements in this report. Mavenir does not assume any obligation to update the forward-looking statements provided herein, except as required by applicable law or regulation, and except that Mavenir will amend this Schedule 14D-9 and promptly disseminate revised information in the event that the existing disclosure materially changes.

Item 9. Exhibits.

Exhibit No.		Description

(a)(1)(A)		Offer to Exchange, dated April 1, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Mitel Networks Corporation and Roadster Subsidiary Corporation).

(a)(1)(B)		Form of Letter of Election and Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Mitel Networks Corporation and Roadster Subsidiary Corporation).

(a)(1)(C)		Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Mitel Networks Corporation and Roadster Subsidiary Corporation)

(a)(1)(D)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Mitel Networks Corporation and Roadster Subsidiary Corporation)

(a)(1)(E)		Form of Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Mitel Networks Corporation and Roadster Subsidiary Corporation)

(a)(5)(A)	*	Opinion of Morgan Stanley & Co. LLC, dated February 28, 2015 (attached as Annex I hereto)

(a)(5)(B)		Joint Press Release of Mitel Networks Corporation and Mavenir Systems, Inc. dated as of March 2, 2015, announcing the execution of the Agreement and Plan of Merger among Mitel Networks Corporation, Mavenir Systems, Inc. and Purchaser (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Mavenir Systems, Inc. on March 2, 2015)

(a)(5)(C)		Joint Press Release issued by Mavenir Systems, Inc. and Mitel Networks Corporation, dated as of March 2, 2015, announcing the execution of the Agreement and Plan of Merger among Mitel Networks Corporation, Mavenir Systems, Inc. and Roadster Subsidiary Corporation (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 2, 2015).

(a)(5)(D)		Slide Presentation entitled “Mitel Networks to acquire Mavenir Systems” (incorporated by reference to Exhibit 99.2 of Mitel Networks Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2015)

(a)(5)(E)		Slide Presentation entitled “Mobile World Congress, March 2015” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425)

(a)(5)(F)		Letter from Bahram Jalalizadeh (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425)

(a)(5)(G)		Letter to Mavenir staff from Pardeep Kohli, dated March 2, 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425)

(a)(5)(H)		Questions and Answers Script entitled “Mitel Acquisition of Mavenir — Marketing Brief” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425)

(a)(5)(I)		Questions and Answers Script entitled “Frequently Asked Questions (Employees)” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425)

(a)(5)(J)		Transcript of Teleconference regarding Acquisition of Mavenir, dated March 2, 2015 (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 4, 2015 pursuant to Rule 425)

Exhibit No.	Description

(a)(5)(K)	Email to Mitel employees from Mitel CEO; Mitel employee FAQs; Email to Mitel customers; Email to Mitel channel partners; Mitel employee tweets (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 5, 2015 pursuant to Rule 425)

(a)(5)(L)	Complaint filed in connection with Bryce Nakoa, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on March 5, 2015 (incorporated by reference to Exhibit 99.8 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation)

(a)(5)(M)	Complaint filed in connection with Tom Turberg, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10779-VCP, filed in the Court of Chancery of The State of Delaware on March 11, 2015 (incorporated by reference to Exhibit 99.9 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation)

(a)(5)(N)	Slide Presentation entitled “Sidoti & Company — 19th Annual Emerging Growth Research Institutional Investor Forum” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425)

(a)(5)(O)	Slide Presentation entitled “Stephens & Company — 7th Annual West Coast 1v1 Conference” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425)

(a)(5)(P)	Transcript of Interview with Pardeep Kohli regarding Mitel Acquisition (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425)

(a)(5)(Q)	Transcript of Interview with Pardeep Kohli regarding Mitel Acquisition (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425)

(a)(5)(R)	Slide Presentation entitled “Mavenir Acquisition Overview” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 18, 2015 pursuant to Rule 425)

(e)(1)	Agreement and Plan of Merger dated February 28, 2015, by and among Mavenir Systems, Inc., Mitel Networks Corporation and Roadster Subsidiary Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Mavenir Systems, Inc. on March 2, 2015)

(e)(2)	Form of Tender Support Agreement, dated as of February 28, 2015, by and among Mitel Networks Corporation, Roadster Subsidiary Corporation and certain stockholders of Mavenir Systems, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Mitel Networks Corporation on March 3, 2015)

(e)(3)	Form of Shareholder Lock-Up Agreement, dated as of February 28, 2015, by and among Mitel Networks Corporation and certain shareholders of Mitel Networks Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Mitel Networks Corporation on March 3, 2015)

(e)(4)	Non-Disclosure Agreement, dated as of November 25, 2015, by and between Mavenir Systems, Inc. and Mitel Networks Corporation (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation)

(e)(5)	Commitment Letter, dated as of February 28, 2015, by and among Mitel Networks Corporation, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by Mitel Networks Corporation on March 3, 2015)

Exhibit No.	Description

(e)(6)	Amended and Restated Certificate of Incorporation of Mavenir Systems, Inc. filed on November 13, 2013 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by Mavenir Systems, Inc. on December 5, 2013)

(e)(7)	Amended and Restated 2005 Stock Plan, as amended (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(8)	Form of Stock Option Agreement — Early Exercise for 2005 Stock Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(9)	Form of Stock Option Agreement — Standard Exercise for 2005 Stock Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(10)	Form of U.K. Stock Option Agreement for 2005 Stock Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(11)	Form of International Stock Option Agreement for 2005 Stock Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(12)	Amended and Restated 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on November 11, 2013)

(e)(13)	Form of Notice of Grant — Early Exercise Option for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(14)	Form of Notice of Grant — Standard Exercise Option for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(15)	Form of Notice of Grant — Non-Employee Director Option for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(16)	Form of Notice of Grant — Restricted Stock Unit for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(17)	Form of Notice of Grant — International Option for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(18)	Form of Notice of Grant — International Restricted Stock Unit for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(19)	Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Mavenir Systems, Inc. on October 28, 2014)

Exhibit No.		Description

(e)(20)		Form of Omnibus Option Amendment for Certain Executive Officers (six months’ acceleration) (incorporated by reference to Exhibit 10.17.1 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(21)		Form of Omnibus Option Amendment for Certain Executive Officers (twelve months’ acceleration) (incorporated by reference to Exhibit 10.17.2 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(22)		Form of Pardeep Kohli Option Agreement for 2005 Stock Plan (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(23)		Form of Indemnification Agreement for Directors and Officers of the Registrant (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed with the SEC by Mavenir Systems, Inc. on October 4, 2013)

(e)(24)	*	Amended and Restated Executive Employment Agreement, dated February 25, 2015, between Mavenir Systems, Inc. and Pardeep Kohli

(e)(25)	*	Amended and Restated Executive Employment Agreement, dated February 25, 2015, between Mavenir Systems, Inc. and Terry Hungle

(e)(26)	*	Amended and Restated Executive Employment Agreement, dated February 25, 2015, between Mavenir Systems, Inc. and Bahram Jalalizadeh

(e)(27)	*	Amended and Restated Executive Employment Agreement, dated February 25, 2015, between Mavenir Systems, Inc. and Terence McCabe

(e)(28)	*	Amended and Restated Employment Agreement, dated February 25, 2015, between Mavenir Systems, Inc. and Ashok Khuntia

(g)		None.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mavenir Systems, Inc.

By:	/s/ Terry Hungle
Terry Hungle, Chief Financial Officer

Dated: April 1, 2015

Annex I — Opinion of Morgan Stanley & Co. LLC

Annex II — Section 262 of the Delaware General Corporation Law

ANNEX I

1585 Broadway

New York, NY 10036

February 28, 2015

Board of Directors

Mavenir Systems, Inc.

1700 International Parkway

Richardson, TX 75081

Members of the Board:

We understand that Mavenir Systems, Inc. (“Mavenir” or the “Company”), Mitel Networks Corporation (the “Buyer”) and Roadster Subsidiary Corporation, an indirect wholly owned subsidiary of the Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated February 28, 2015 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company, for, at the option of the holders thereof and subject to certain limitations and proration procedures set forth in the Merger Agreement (as to which we express no opinion), either (a) an amount per share of the Company Common Stock in cash equal to the Per Share Cash Purchase Price (as defined below) (the “Cash Consideration”), or (b) that number of shares of common stock, without par value, of the Buyer (the “Buyer Common Stock”) per share of the Company Common Stock equal to the Exchange Ratio (as defined below) (such number of shares, the “Stock Consideration”), and (ii) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of Company Common Stock, other than shares held in treasury or held by the Buyer, Merger Sub or the Company or any wholly owned subsidiary of the Buyer or the Company, or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Cash Consideration and/or the Stock Consideration as provided in the Merger Agreement. Pursuant to the Merger Agreement, the term (i) “Per Share Cash Purchase Price” means the sum of (A) $11.08 plus (B) the product of (I) 0.675 multiplied by (II) the Parent Average Closing Price, rounded to the nearest cent, (ii) “Exchange Ratio” means the quotient, calculated to four decimal places, of (A) the Per Share Cash Purchase Price divided by (B) the Parent Average Closing Price, and (iii) “Parent Average Closing Price” means an amount equal to the average of the volume weighted average price per share of the Buyer Common Stock (determined in accordance with the Merger Agreement) on each of the ten (10) consecutive trading days ending with the complete trading day immediately prior to the date of the closing of the Merger. The aggregate Cash Consideration and Stock Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is referred to as the “Consideration.” The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Buyer, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

11)	Reviewed the Merger Agreement, the draft commitment letter from certain lenders substantially in the form of the drafts dated February 28, 2015 (the “Commitment Letter”) and certain related documents; and

12)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. At your direction, we have also considered various financial projection scenarios for the Company that were prepared by the management of the Company. We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Buyer; (iii) their ability to retain key employees of the Company and the Buyer, respectively; and (iv) the validity of, and risks associated with, the Company and the Buyer’s existing and future technologies, intellectual property, products, services and business models. In addition, we have assumed that each of the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letter. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Tender Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to (i) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction, (ii) the allocation of the Consideration as between the holders of shares of the Company Common Stock who receive the Cash Consideration and the Stock Consideration or any combination thereof, and (iii) the relative fairness of the Cash Consideration and the Stock Consideration. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Tender Offer. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Company Common Stock or the Buyer Common Stock will trade at any time, and Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should tender their shares of Company Common Stock pursuant to the Tender Offer or whether, in the Tender Offer, such shareholders should elect to receive the Cash Consideration or the Stock Consideration, or as to how such shareholders should vote at any shareholders’ meeting to be held in connection with the Merger.

[Intentionally Left Blank]

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement in the aggregate is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Eatroff
Robert Eatroff Managing Director

Annex II

Section 262 of the Delaware General Corporation Law — Rights of Appraisal

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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